Form 10-K, Exhibit 13
OSMONICS INC
filed 1995-03-30
CIK 75049

                                           OSMONICS, INC.
                                  CONSOLIDATED STATEMENTS OF INCOME
                                  (In thousands, except share data)
                                                                  Year ended December 31,
                                                       1994              1993               1992
Sales                                                $ 96,180          $ 89,043           $ 84,017

Cost of sales                                          52,841            49,272             47,643

Gross profit                                           43,339            39,771             36,374

Operating expenses:

   Selling, general and administrative                 23,480            21,839             22,344
   Research, development and engineering                7,174             6,795               5,902
   Embezzlement loss/(recovery)  (Note 4)                   -              (562)             2,342
   Merger and transition expenses                           -             1,644                  -
                                                       30,654            29,716             30,588
Income from operations                                 12,685            10,055              5,786

Other income (expense), net:

   Interest income                                      1,543             1,279                925
   Interest expense                                      (747)             (943)              (952)
   Other                                                  142               401               (183)
                                                          938               737               (210)
Income from continuing operations
   before income taxes and cumulative
   effect of accounting change                         13,623            10,792              5,576

Income taxes (Note 10)                                  3,668             2,897              2,321

Income from continuing operations
   before cumulative effect of
   accounting change                                    9,955             7,895              3,255

Discontinued operations (Note 3)

   Operating loss                                           -                 -               (526)

   Loss on disposal                                         -                 -             (1,700)

Loss from discontinued operations (Net of
  income taxes of $1,147)                                   -                 -             (2,226)

Income before cumulative
   effect of accounting change                          9,955             7,895              1,029

Cumulative effect of accounting change
  (Note 10)                                                 -                 -                420

Net income                                           $  9,955          $  7,895           $  1,449

Per share data:

   Income from continuing operations before
     cumulative effect of accounting change          $   0.79          $   0.63           $   0.26

   Loss from discontinued operations                        -                 -              (0.17)

   Cumulative effect of accounting change                   -                 -               0.03

   Net income                                        $   0.79          $   0.63           $   0.12

Average shares outstanding                         12,668,000        12,624,000         12,561,000

                                           OSMONICS, INC.
                                     CONSOLIDATED BALANCE SHEETS
                                  (In thousands, except share data)

                                                                                December 31,
                                                                         1994                1993
ASSETS

Cash and cash equivalents                                              $  9,453            $  9,710
Marketable securities (Note 5)                                           27,623              19,874
Trade accounts receivable, net of allowance for doubtful
  accounts of $1,259 in 1994 and $1,282 in 1993                          15,536              13,655
Inventories (Note 6)                                                     19,428              15,838
Deferred tax assets (Note 11)                                             3,284               3,234
Recoverable income taxes (Note 10)                                            -                 321
Notes receivable                                                              -                 667
Other current assets                                                      1,303               1,418
   Total current assets                                                  76,627              64,717
Property and equipment, at cost
   Land and land improvements                                             1,951               1,937
   Buildings                                                             12,300              12,056
   Machinery and equipment                                               33,574              30,527
                                                                         47,825              44,520
   Less accumulated depreciation and amortization                       (25,262)            (22,564)
                                                                         22,563              21,956
Other assets, net of accumulated amortization of
  intangible assets of $315 in 1994 and $848 in 1993                      2,845               2,153
          Total Assets                                                 $102,035            $ 88,826

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                    $  6,459            $  5,714
   Notes payable and current portion of long-term debt (Note 8)             744                 779
   Accrued compensation and employee benefits                             4,154               3,787
   Reserve for VAT taxes payable (Note 4)                                     -               1,605
   Reserve for discontinued operations (Note 3)                           2,088               2,212
   Other accrued liabilities (Note 7)                                     7,187               5,339
          Total current liabilities                                      20,632              19,436
Long-term debt (Note 8)                                                  14,050              13,913
Deferred compensation                                                       651                 729
Deferred income taxes (Note 11)                                           2,913               2,638
Other liabilities                                                            38                  40
Shareholders' equity
   Common stock, $0.01 par value
          Authorized -- 20,000,000
          Issued -- 1994: 12,701,041 and 1993: 12,637,473                   127                 126
   Capital in excess of par value                                        21,000              20,321
   Retained earnings                                                     41,408              31,453
   Unrealized gain on marketable securities (Note 5)                      1,038                   -
   Cumulative effect of foreign currency
     translation adjustments                                                178                 170
          Total shareholders' equity                                     63,751              52,070
          Total liabilities and shareholders' equity                   $102,035            $ 88,826

                                           OSMONICS, INC.
                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (In thousands)
                                                             Year ended December 31,
                                                       1994           1993           1992
Cash flows from operations:
  Net income                                         $ 9,955        $ 7,895        $ 1,449
  Non-cash items included in net income:
    Depreciation and amortization                      3,048          3,080          3,298
    Deferred income taxes                               (341)           281           (722)
    Cumulative effect of accounting change                 -             -            (420)
    Gain on sale of land and investments                   -           (499)           (88)
    Provision for deferred compensation                    -             72            657
  Reserve for VAT tax                                 (1,605)        (1,030)           822
  Accounts receivable                                 (1,881)           181         (1,745)
  Inventories and other current assets                (2,487)         2,483          2,651
  Accounts payable and accrued liabilities             2,636            209            441
  Reserves for losses of discontinued operations          -            (471)          (541)
        Net cash provided (used) by operations         9,325         12,201          5,802

Cash flows from investing activities:
  Purchase of investments                            (17,467)       (15,253)        (5,965)
  Maturities and sales of investments                 11,225          8,680          3,261
  Purchase of property and equipment                  (3,488)        (3,257)        (4,150)
  Proceeds from sale of subsidiary                         -            613            509
  Other                                                  151           (111)           155
        Net cash provided (used) for investing
        activities                                    (9,579)        (9,328)        (6,190)

Cash flows from financing activities:
  Reduction of long-term debt (Note 8)                  (521)          (552)          (974)
  Notes payable and current debt (Note 8)                282           (376)           (22)
  Issuance of common stock                               680            295            417
        Net cash provided (used) in financing
        activities                                       441           (633)          (579)

  Effect of exchange rate changes on cash               (444)           143            148
Increase (decrease) in cash and cash equivalents        (257)         2,383           (819)
Cash and cash equivalents - beginning of year          9,710          7,327          8,146
Cash and cash equivalents - end of year              $ 9,453        $ 9,710        $ 7,327

                                           OSMONICS, INC.
                      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (In thousands, except share data)

                                                                             Unrealized
                                                      Capital                Gain on     Cumulative
                                                      in Excess   Retained   Marketabe   Translation
                                    Common Stock      Par Value   Earnings   Securities  Adjustment
                                  Shares     Amount
Balance - January 1, 1992       12,357,721   $ 124    $ 17,850   $ 23,874     $     -       $ 102
  Net income                             -       -           -      1,449           -           -
  Translation adjustment                 -       -           -          -           -          31
  Employee stock purchase
    plans                           83,978       1         416          -           -           -
  Stock dividend                   166,008       1       1,760     (1,765)          -           -
Balance - December 31, 1992     12,607,707     126      20,026     23,558           -         133
  Net income                             -       -           -      7,895           -          -
  Translation adjustment                 -       -           -          -           -          37
  Employee stock purchase
    plans                           29,766       -         295          -           -           -
Balance - December 31, 1993     12,637,473     126      20,321     31,453           -         170
  Net income                             -       -           -      9,955           -           -
  Translation adjustment                 -       -           -          -           -           8
  Unrealized gain on
    marketable securities                -       -           -          -       1,038           -
  Business combinations
    (Note 2)                         7,000       -         102          -           -           -

  Employee stock purchase
    plans                           56,568       1         577          -           -           -
Balance - December 31, 1994     12,701,041   $ 127    $ 21,000   $ 41,408     $ 1,038       $ 178

                                   SELECTED FINANCIAL INFORMATION
                              (In thousands, except per share amounts)
INCOME DATA:
                                        Year ended December 31,

                          1994      1993      1992      1991     1990
Sales                    $96,180   $89,043   $84,017   $77,253  $74,285

Income from continuing
  operations               9,955     7,895     3,255     5,371    6,947

Income from continuing
  operations per share     $0.79     $0.63     $0.26     $0.43    $0.56

Average shares
  outstanding             12,688    12,624    12,561    12,491   12,390



BALANCE SHEET DATA:

Total assets            $102,035   $88,826   $82,874   $81,102  $77,440

Long-term debt            14,050    13,913    14,630    15,715   13,761

                                        QUARTERLY INCOME DATA
                              (In thousands, except per share amounts)
Quarterly Income Data - 1994
                                                        Quarter Ended

                                  March 31       June 30       September 30       December 31
Sales                              $23,534       $24,843          $23,383           $24,420

Gross profit                        10,478        10,916           10,499            11,446

Net income                           2,371         2,503            2,289             2,792

Net income per share                 $0.19         $0.20            $0.18             $0.22

Quarterly Income Data - 1993
                                                        Quarter Ended

                                  March 31       June 30       September 30       December 31
Sales                              $22,821       $21,981          $21,683           $22,558

Gross profit                         9,940         9,853            9,581            10,397

Net income                           1,934         1,957            1,779             2,225

Net income per share                 $0.15         $0.16            $0.14             $0.18


                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          (Dollars in thousands, except per share amounts)



1.    Summary of Significant Accounting Policies

      The consolidated financial statements include the accounts of Osmonics, Inc. and its wholly and majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

      Sales are recorded when the product is shipped.

      Inventories are stated at lower of cost (FIFO method) or market for all operations except the Autotrol subsidiary domestic operations which have historically valued inventory on the LIFO method.

      Depreciation and amortization of property and equipment are provided on the straight-line method over estimated lives of 3 to 40 years.

      Deferred income taxes have been provided for income and expenses which are recognized in different accounting periods for financial reporting purposes than for income tax purposes.

      Tax credits are recognized as a reduction of income taxes in the year the credits are utilized.

      The Company accrues for the estimated cost of warranty and start-up obligations at the time revenue is recognized.

      The excess of cost over the fair market value of assets acquired in acquisitions is amortized over not more than 40 years. Other intangibles are carried at cost and amortized using the straight-line method over their estimated lives of 5 to 17 years.

      Net income per share is based on the weighted average number of shares outstanding during each year. The exercise of stock options would not have a material effect on net income per share.

      The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

      Certain reclassifications have been made to prior year amounts to conform with current year presentations.

2.    Business Acquisitions

      On November 18, 1994, the Company acquired the assets including receivables, inventory and equipment of Lakewood Instruments, Inc. The Company also obtained noncompetition agreements from two previous Lakewood directors. The purchase method of accounting was used.

      On January 1, 1994, the Company acquired the 18% minority shareholder interest of its majority-owned subsidiary, Poretics. The Company owns 100% of Poretics' shares after the transaction. The purchase method of accounting was used.

      These acquisitions had no significant pro forma effect on the Company's sales, net income, or net income per share in 1994.

      On October 15, 1993, Autotrol Corporation (Autotrol) merged with Osmonics through an exchange of 0.77 of a share of Osmonics common stock for each share of Autotrol common stock. The exchange ratio and share amounts, when revised to reflect Osmonics' 3-for-2 stock split on March 21, 1994, equate to an exchange of 1.155 shares of Osmonics common stock for each of the 3.0 million shares of Autotrol common stock. The transaction was accounted for as a pooling-of-interests. Autotrol's principal business is the manufacture and marketing of controls, valves and measuring devices related to water conditioning.

      The historical financial statements of the Company have been restated to give effect to the acquisition as though the companies had operated together from the beginning of the earliest period presented. Before pooling, results for the first nine months of 1993 for Osmonics were net sales of $41,213 and net income of $3,678, and for Autotrol were sales of $25,272 and net income of $2,076. Sales for the year ended December 31, 1992 for Osmonics were $50,541 and net income was $4,528. Sales for the year ended December 31, 1992 for Autotrol were $33,476, with a net loss of $3,900.

3.    Discontinued Operations

      In September 1982, Autotrol sold certain of its Wastewater Treatment Group (Wastewater) assets and liabilities. Autotrol completed contracts in progress at the date of sale and discontinued all operations other than settling warranties, disputed claims and litigation. In subsequent years, Autotrol incurred charges significantly in excess of estimated amounts provided in 1982. In 1992, Autotrol recognized additional expenses of $1,403, net of tax of $722, to reserve for potential litigation claims related to the Wastewater business. Included in the charges was the effect of Autotrol's decision to terminate its claims-filed insurance policy which had been considered in prior years' provisions. In the opinion of management, based on the advice of its legal counsel, future claims related to the discontinued Wastewater business will be resolved without any additional material adverse impact on the Company's consolidated financial position.

      In October 1992, Autotrol entered into an agreement to sell essentially all of the equipment, intangible assets and the business of its wholly owned subsidiary, Aquatrol Corporation (Aquatrol), which represented a separate line of business selling electronic systems for monitoring waste and wastewater treatment systems. Proceeds from the sale of Aquatrol were in cash and notes receivable. The notes receivable have been collected as of December 31, 1994. The transaction was recorded in 1992 as a disposal of a segment of business. The loss from the sale of $297, net of tax of $154, included provisions for other anticipated expenses.

      The operating results of Aquatrol for the final year of operations were as follows:

                                                                   Year ended
                                                                   December 31
                                                                      1992

      Net sales                                                     $ 4,725

      Cost of sales                                                   3,561

      Selling and administrative expense                              1,390

      Research and development expense                                  571

      Income taxes                                                     (271)

      Loss from discontinued operations                             $  (526)

4.    Embezzlement

      In February 1993, Autotrol, prior to acquisition by Osmonics, discovered that a former employee of its French subsidiary had been embezzling funds for several years. The funds were embezzled through the issuing of fraudulent checks by the former employee and falsifying of value added tax (VAT) returns and diverting the funds received from the French government.

      Autotrol's investigation of the embezzlement revealed that approximately $4,750 was embezzled from 1988 to 1992. Of this total, $2,342 relates to 1992. The prior years' financial statements reflect embezzlement losses in the year the embezzlement initially occurred. The Company had net recoveries of $562 in 1993 from insurance and reductions in VAT payable.

5.  Marketable Securities

      Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to report certain marketable securities at fair market value. SFAS 115 requires that unrealized gains and losses on available-for-sale securities be excluded from income, but included in a separate component of shareholders' equity, net of income tax. The Company considers all of its marketable securities available-for-sale. Marketable securities at December 31, 1994 consist of the following:

                                                                                             Fair
                                              Amortized     Unrealized      Unrealized       Market
                                               Cost           Gain            (Loss)         Value
      U.S. government securities
          0-5 year maturity                   $ 6,479       $     -         $  (318)        $ 6,161
          6 year or greater maturity            1,748             -            (101)          1,647

      Municipal bonds
          0-5 year maturity                     1,977           100               -           2,077
          6 year or greater maturity            6,348            28            (374)          6,002

      Corporate debt securities and other
          0-5 year maturity                     3,764            15               -           3,779
          6 year or greater maturity              599             -             (44)            555

      Equity securities                         5,104         2,319             (21)          7,402

      Total before tax effect                 $26,019       $ 2,462         $  (858)        $27,623

      Deferred tax effect of
          unrealized (gain) loss                              (869)             303

      Unrealized gain (loss) on marketable
          securities                                        $1,593          $  (555)

      Market values are based on quoted market prices.

      In 1994, proceeds from sales of available-for-sale securities were $2,846. There were no material gross realized gains or losses on these sales. Realized gains and losses are determined on the specific identification method.

      In 1993, marketable securities had an amoritized cost of $19,874 and a market value of $21,817.

6.    Inventories

      Inventories consist of the following:

                                                                       December 31,
                                                                    1994             1993
      Finished goods                                               $ 2,578          $ 2,770

      Work in process                                                5,312            3,656

      Raw materials                                                 12,187            9,988

                                                                    20,077           16,414
      Less adjustment to reduce
      inventories of $3,475 and $3,078
      to last-in, first-out method
      (See Note 1)                                                    (649)            (576)

                                                                   $19,428          $15,838

7.    Other Accrued Liabilities

      Other accrued liabilities consist of the following:

                                                                        December 31,
                                                                     1994             1993
      Warranty and start-up                                        $ 1,942          $ 1,921

      Professional fees and other accruals                           2,377            1,670

      Customer deposits                                              1,007              604

      Accrued property taxes, income
        taxes and other taxes                                        1,861            1,144

                                                                   $ 7,187          $ 5,339

8.    Debt

      Long-term debt is as follows:

                                                                                 December 31,
                                                                     1994             1993
      Promissory Notes; interest payable
          quarterly at the three month LIBOR
          rate plus 80 b.p.; due 1996 through
          2001.  The interest rate on
          December 31, 1994 was 6.05%.                             $10,000          $10,000

      Industrial revenue bonds (IRB's);
          interest payable at LIBOR plus 45 to
          95 b.p. depending on collateral
          deposited with the lender; due in 1997.
          The interest rate on December 31, 1994
          was 6.20%.                                                 2,800            2,900

      Mortgage notes payable to two French
          banks; interest payable monthly at PIBOR
          plus 40 b.p.  The interest rate on
          December 31, 1994 was 6.65%.                                 993            1,028

      Term notes payable to municipalities
          in varying installments through
          October 15, 1995.                                            421              453

      Notes Payable; interest payable annually
          and the prime rate; due 1995 through 1999.
          The interest rate on December 31, 1994
          was 8.5%                                                     341                -

      Other notes                                                      239              311

                                                                    14,794           14,692

      Less current portion                                            (744)            (779)

                                                                   $14,050          $13,913


      The IRB debt and mortgage notes payable to French banks are collateralized by real and personal property of the Company.

      The aggregate maturities of outstanding long-term debt are:
      1995 - $744; 1996 - $1,681; 1997 - $4,456; 1998 - $1,656;
      1999 - $1,656, beyond 1999 - $4,601.

      In 1994, the terms of the IRB's were amended providing for all principal payments to be made in 1997. As a result of this amendment, $400 of current portion of long-term debt was reclassified to long-term debt with no effect on cash flows.

      The interest rate on the IRB's is determined in part by the amount of collateral held by the lender. At December 31, 1994, $2,000 of collateral was held by the lender, resulting in an interest rate of LIBOR plus 45 b.p. The $2,000 of collateral is included in marketable securities.

      The Company has a $1,000 line of credit with a bank, with interest at the bank reference rate (8.5% at December 31, 1994) and which requires a 5% compensating cash balance. The line of credit was unused at year-end and the $50 compensating balance is included in the balance of cash and cash equivalents.

      The promissory notes contain a covenant which limits the payment of dividends to shareholders. At December 31, 1994 approximately $21,744 of retained earnings was restricted under this covenant. In addition, the promissory notes and IRB debt contain certain restrictions related to ratios, indebtedness, tangible net worth and capital expenditures.

      Cash payments for interest related to all debts of the Company were $735; $955; and $1,007; for 1994, 1993, and 1992, respectively.

9.  Stock Options

      At December 31, 1994, the Company had reserved 121,126 common shares for issuance to key employees under a 1983 stock option plan. Options are issued at a price not less than market value on date of grant and become exercisable over a five-year period, after which they expire. The following is a summary of activity under the 1983 stock option plan. No additional options can be granted under the 1983 plan.

                                         Year ended December 31,
                                        1994       1993       1992

    Options held by employees
     at December 31,                   121,126    143,850    145,725
    Exercise price range on            $ 3.63 to  $ 3.63 to  $ 3.63 to
     options held at December 31,      $13.50     $13.50     $13.50

    Number of options exercised
     during the year                   22,724     1,875      59,682
    Price range of options             $ 3.63 to  $10.16 to  $ 2.96 to
     exercised during the year         $10.16     $10.16     $ 5.26

    Exercisable options held at
     December 31,                      97,500     83,289     49,066
    Exercise price range of            $ 3.63 to  $ 3.63 to  $ 3.63 to
     exercisable options               $13.50     $13.50     $13.50


      The Company also has reserved 299,813 common shares at December 31, 1994 for issuance to key employees under a 1993 Stock Option Plan. Options are granted at a price not less than market value on the date of the grant and become exercisable over a period of up to ten years, after which they expire. At December 31, 1994, 12,633 options were held by employees under this plan with an exercise price of $13.67 to $14.50. At December 31, 1993,
      2,250 options were held by employees under this plan with an exercise price of $13.66. During 1994, 187 options were exercised under this plan at a price of $13.67, and 375 options were exercisable at a price of $13.67 at December 31, 1994. No options were exercised during 1993 under this plan and no options were exercisable at December 31, 1993.

      The Company also has an employee stock purchase plan with 45,680 and 79,729 common shares remaining unissued at December 31, 1994 and 1993, respectively. Employees may purchase common shares of the Company at 85% of market price.

      The following is a summary of shares issued under this plan:

                                       1994       1993       1992

    Number of shares                34,048     23,380     17,460

    Average price per share         $12.80     $10.62     $ 9.38


      The Company had 500,000 authorized and unissued shares of preferred stock at December 31, 1994 and 1993.

      In 1993 the Company granted a director an option to purchase 45,000 shares of common stock at an exercise price of $12.33 per share. This option vests over a five-year period.


10.   Income taxes

      Income tax expense consists of:

                                                              Year ended December 31,
                                                             1994           1993           1992
       Current:

         Federal                                            3,506          2,632          1,588

         State                                                354            134            168

         Foreign                                              156           (250)           140

      Deferred:

         Depreciation                                        (229)          (157)          (216)

         Allowance for doubtful
           accounts, start-up, warranty,
           inventory and other accruals                      (247)            10            (87)

         Discontinued operations                              350            524            906

         Other                                               (222)             4           (178)

                                                            3,668          2,897          2,321

      Cash payments for income taxes were $3,062, $2,935, and $1,872, for 1994, 1993, and 1992, respectively.

      A reconciliation of the income taxes computed at the Federal statutory rate to the Company's income tax expense is as follows:

                                                              Year ended December 31,
                                                             1994           1993           1992
      Taxes at Federal rate (35% in                         4,768          3,670          1,895
        1994 and 34% in 1993 and 1992)

      Increase (decrease) resulting from:

      State taxes, net of Federal tax
        benefit                                               220             66             85

      Foreign Sales Corp. benefit                            (167)          (159)          (167)

      Tax credits                                            (272)          (209)             -

      Tax exempt interest/dividend
        deduction                                            (193)          (176)          (146)

      Effect of foreign affiliates with
        different tax rates or net losses                    (324)          (446)           772

      NOL and credit carryforwards used                      (608)          (350)             -

      Nondeductibility of merger costs                          -            363              -

      Other                                                   244            138           (118)

                                                            3,668          2,897          2,321

      During 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the Company to adjust its deferred tax assets and liabilities to reflect current tax rates. Osmonics, Inc. and its subsidiaries adopted the provisions of SFAS 109 in reporting its financial results for 1992, prior to the merger of Osmonics, Inc. and Autotrol Corporation. The result was to reduce previously recorded deferred income taxes and increase net income by $420, which was recorded as a cumulative effect of a change in accounting principle in that year.

      Autotrol Corporation and its subsidiaries adopted SFAS 109 in 1993, prior to the merger of Osmonics, Inc. and Autotrol Corporation. As a result of the adoption of SFAS 109, Autotrol Corp. increased its current deferred tax assets from zero to $4,328 and its long-term deferred tax assets from zero to $14. These increases in deferred tax assets were accompanied by increases in offsetting valuation reserves for the same amounts, thus creating no increase or decrease in income for the year ending December 31, 1993.

      As a result of the merger between Osmonics, Inc., and Autotrol Corp. in 1993, value was created for the deferred tax assets of Autotrol Corp., due to the deductibility of Autotrol expenses on future consolidated tax returns. This increased Autotrol Corp.'s equity value by $2,081 above its previously stated book value prior to the merger. Income for the year prior to the 1993 merger was restated by $821 for 1992 to account for this equity increase. The combination of adopting SFAS 109, and the merger in 1993, resulted in increased tax expense from continuing operations for Autotrol Corporation of $384 for the year ended December 31, 1993.

11.   Deferred Tax Assets and Liabilities

      Temporary differences which give rise to Deferred Tax Assets and Liabilities are as follows as of December 31:

                                                                     1994             1993
      Current Assets:

          Allowance for doubtful
           accounts, start-up, warranty,
           inventory and other accruals                             3,506            3,044

          Net operating loss and credit
           carryforwards                                              335            1,157

          Other                                                       (30)             458

          Less:  Valuation allowance                                 (527)          (1,425)

          Total current deferred assets                             3,284            3,234

      Noncurrent liabilities:

          Depreciation                                              2.395            2,616

          Unrealized gain on marketable
           securities                                                 566                -

          Other                                                       (48)              22

          Total non-current deferred
            tax liabilities                                         2,913            2,638

      The Company had outstanding net operating loss carryforwards and tax credit carryforwards of $633 and $3,403 at December 31, 1994 and 1993, respectively. The carryforwards that have expiration dates will expire in years ranging from 2004 to 2008.

      The valuation reserve decreased by $898 during the year ended December 31, 1994. This decrease was due mainly to the use of net operating loss carryforwards and credits during the year, as offsets against taxable income. The carryforwards outstanding at December 31, 1994 and 1993 have been fully offset by valuation reserves in those years.

12.   Sales and Segment Information

      All continuing operations for which geographic data is presented below are in one principal industry (design, manufacture and marketing of machines, systems, and components used in the processing of fluids).

                                                              1994          1993          1992
   Sales to unaffiliated customers from:

        United States                                       $ 83,904      $ 77,212      $ 72,455
        Foreign operations                                    12,276        11,831        11,562

      Transfers from (to) geographic areas:

        United States                                          6,699         7,139         6,729
        Foreign operations                                    (6,699)       (7,139)       (6,729)

                                                            $ 96,180      $ 89,043      $ 84,017

      Pretax income from continuing operations:

        United States                                       $ 12,311      $ 10,273      $  7,452
        Foreign operations                                     1,312           519        (1,876)

                                                            $ 13,623      $ 10,792      $  5,576

      Identifiable assets:

         United States                                      $ 94,504      $ 79,457      $ 75,033
        Foreign operations                                     7,531         9,369         7,841

                                                            $102,035      $ 88,826      $ 82,874

      NOTE:  Transfers are made at market value.

      Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                                              Year ended December 31,
                                                              1994          1993          1992
      Asia/Pacific                                          $ 7,460       $ 6,488       $ 6,268

      Europe                                                  3,193         2,611         2,692

      Rest of the World                                       6,211         6,470         5,624

                                                            $16,864       $15,569       $14,584

13.   Commitments and Contingencies

      The Company leases facilities for sales, service or manufacturing purposes in Minnesota, Wisconsin, Massachusetts, California, Iowa, Arizona, Switzerland, Australia, Hong Kong, Japan, Singapore, Indonesia, and Thailand.

      Future minimum lease payments on all operating leases of $5,437 are as follows: 1995 - $1,204; 1996 - $882; 1997 - $669; 1998 - $571;
      1999 - $528; and beyond 1999 - $1,583. Rent expense for the past three years was: 1994 - $1,262, 1993 - $1,463 and 1992 - $1,870, respectively.

      The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, such litigation and claims will be resolved without a material effect on the Company's financial position or results of operations.

14.   Stock Split

      On February 18, 1994, the Company approved a three-for-two stock split in the form of a 50% stock dividend for shareholders of record March 4, 1994. All shares and per share amounts have been restated to reflect the stock split.

15.   Employee Benefit Plans

      The Company has a noncontributory discretionary profit sharing plan covering certain employees meeting age and length of service requirements. The Company contributes annually to the plan an amount established at the discretion of the Board of Directors.

      Total expense recognized by the Company under these plans amounted to $982, $816 and $929 in 1994, 1993 and 1992, respectively.




                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                      AND RESULTS OF OPERATION
                          (Dollars in thousands, except per share amounts)

As an aid to understanding the Company's operating results, the following table indicates the percentage of sales that each income statement item represents, and the percentage increase or decrease in such items for the years indicated.

                                                                                     Percentage
                                                                                     Increase
                                               Year ended December 31,               (Decrease)

                                             1994        1993        1992        1993         1992
Sales                                       100.0%      100.0%      100.0%        8.0%         6.0%

Cost of sales                                54.9        55.3        56.7         7.2          3.4

Gross profit                                 45.1        44.7        43.3         9.0          9.3

Operating expenses:
   Selling, general and administrative       24.4        24.5        26.6         7.5         (2.3)
   Research, development and engineering      7.5         7.6         7.0         5.6         15.1
   Embezzlement loss/(recovery)                 -        (0.6)        2.8           -       (124.0)
   Merger & transition expenses                 -         1.9           -           -            -
                                             31.9        33.4        36.4         3.2         (2.9)
Income from operations                       13.2        11.3         6.9        26.2         73.8

Other income (expense), net:
   Interest income                            1.6         1.4         1.1        20.6         38.3
   Interest expense                          (0.8)       (1.1)       (1.1)      (20.8)        (1.0)
   Other income (expense)                     0.1         0.5        (0.2)      (64.6)       319.1
                                              1.0         0.8        (0.2)       27.3        451.0

Income from continuing operations
   before income taxes and cumulative
   effect of accounting change               14.2        12.1         6.6        26.2         93.5

Income taxes                                  3.8         3.3         2.8        26.6         24.8

Income from continuing operations
   before cumulative effect of
   accounting change                         10.4         8.9         3.8        26.1        142.5

Discontinued operations
   Operating loss                               -           -        (0.6)          -            -
   Loss on disposal                             -           -        (2.0)          -            -

Loss from discontinued operations               -           -        (2.6)          -            -

Income before cumulative
   effect of accounting change               10.4         8.9         1.2        26.1        667.2

Cumulative effect of accounting change          -           -         0.5           -          N/A

Net income                                   10.4%        8.9%        1.7%       26.1        445.0%

RESULTS OF OPERATIONS

Sales:

Sales for 1994 increased by 8% over 1993 and sales for 1993 increased by 6% over 1992. Sales for all years include both Osmonics and Autotrol, which was acquired on a pooling-of-interests basis on October 15, 1993. The Company's sales are composed of capital equipment and replaceable components. The ratio of equipment sales compared to replaceable component sales as a percent of total sales remained at 60% in 1994 compared to 60% for both 1993 and 1992. International sales increased at a slightly slower rate than domestic sales in 1994, due to weaker markets in Europe and Mexico.

The increase in sales for 1994 was strongly influenced by an increase in crossflow filtration equipment and systems activity, with lesser influence from growth in the sales of certain replaceable component product lines. Osmonics' core product lines showed sales increases of 13% for the year, while Autotrol product sales were flat with 1993. In 1995, Autotrol will begin selling Osmonics products through their existing sales organization.

The dollar amount of the Company's backlog of orders considered to be firm at December 31, 1994 was $15,700. The comparable backlog at December 31, 1993 was $14,800. The Company believes that its backlog at any time is not necessarily indicative of annual sales. The business of the Company is not subject to significant seasonal variations.

Selective price increases averaged less than 1% from 1993 to 1994, and less than 2% from 1992 to 1993.

Gross Margins:

Gross margins for 1994 increased to 45.1% of sales as a result of better management of costs on system sales, value engineering of equipment, reduced manufacturing costs on replaceable products and improved plant utilization rates on the higher sales volume. Gross margins for 1993 increased to 44.7% of sales compared to 43.3% in 1992 for essentially the same reasons.

Operating Expenses:

Selling, general and administrative expenses in both 1994 and 1993 increased in dollars from the preceding year's level. Increases were attributable to increased marketing programs and expanded domestic and international selling efforts. As a percent of sales, the ratio declined slightly in 1994, as a result of continued cost savings in the administrative area as we assimilate Autotrol operations into Osmonics.

Research, development and engineering expense increased to $7,174 in 1994, but declined slightly to 7.5% of sales. Research, development and engineering expense had increased to 7.6% of sales in 1993, compared to 7.0% in 1992. These changes reflect the Company's continued commitment to product development, including continued strong development efforts related to filter and softener controls.

Operating expenses for 1992 include embezzlement losses of $2,342 at Autotrol's French subsidiary. During late 1993, the Company obtained $562 net recovery of these losses.

During 1993, the Company also incurred $1,644 of merger and transition expenses related to the acquisition of Autotrol which are non-recurring in nature, and were not capitalizable in a pooling-of-interests merger.

Other Income (Expense):

During 1994 and 1993, interest income increased due to increasing interest rates on higher invested balances. Other Income in 1994 includes $325 of currency translation and exchange gains, compared to $75 of such losses in 1993. Other income in 1993 includes a $295 gain on the sale of land claimed by a municipality. Other income was also affected in 1993 and 1992 by the sale of certain short-term investments at net pretax gains of $204 and $88, respectively. No such net gains occurred in 1994.

Income Taxes:

The Company's effective tax rates during 1994, 1993, and 1992 were 27%, 27%, and 42%, respectively. The decrease in the effective tax rate in 1994 and 1993, as compared to 1992, is primarily due to the deductibility of the French embezzlement losses, the use of loss carryforwards and credits at Autotrol and its subsidiaries, and an increase in R&D tax credits. The effective tax rate in 1995 is expected to increase to 31-32% as tax loss carryforwards and credits are depleted.

Discontinued Operations:

Losses on discontinued operations in 1992 relate to the Aquatrol and RBC businesses as discussed in Note 3 to the consolidated financial statements.

Cumulative Effect of Accounting Change:

The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in reporting its financial results for 1992 (see Note 10 to the consolidated financial statements). The result was to reduce previously recorded deferred income taxes and increase net income by $420, which has been recorded as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources:

At December 31, 1994, the Company had cash and cash equivalents of $9,453 and marketable securities of $27,623 versus $9,710 and $19,874, respectively, at December 31, 1993. The net increase in cash, cash equivalents and marketable securities resulted primarily from cash flows generated from operations in 1994 and 1993. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115
(SFAS) "Accounting for Certain Investments in Debt and Equity Securities." The effect of SFAS 115 was to increase marketable securities by $1,604 in 1994. The current ratio increased to 3.7 as of December 31, 1994 compared to 3.3 as of December 31, 1993, primarily due to the increased levels of cash and marketable securities.

Net cash provided from operations in 1994, 1993, and 1992 amounted to $9,325, $12,201, and $5,802, respectively.

The Company's capital expenditures in 1994 were $3,488 compared to $3,257 in 1993 and $4,150 in 1992. In September 1992, the Company completed the purchase of a 50,000-square-foot facility in Phoenix, Arizona for $975, and has relocated the operations of its OREC business unit to this facility. The Company anticipates that capital expenditures in 1995 will be somewhat larger than the 1994 level due to planned capital projects to introduce new products, improve production processes and expand office automation. A possible building addition is anticipated in 1995 or 1996.

The Company believes that its current cash and investment position, its cash flow from operations, and amounts available from bank credit will be adequate to meet its anticipated cash needs for working capital, capital expenditures, and potential acquisitions during 1995 and 1996.

The Company has not paid cash dividends on its common shares. The Board of Directors currently intends to retain its earnings for the expansion of the Company's business.

Factors Affecting Future Performance:

The Company believes that in most cases it has been and will be able to increase selling prices in response to increases in the cost of raw materials on a timely basis.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," setting forth reporting requirements for investments in equity securities that have determinable fair values, and for all investments in debt securities. The Company adopted this new standard in fiscal 1994, increasing marketable securities by $1,604, increasing deferred tax liability by $566, and increasing shareholders' equity by $1,038.

The Company has adopted the provisions of Statement of Financial
Accounting Standards No. 112, "Accounting For Post-employment Benefits," with no effect on the consolidated financial statements.

On February 18, 1994, the Company announced a three-for-two stock split in the form of a 50% stock dividend for shareholders of record on March 4, 1994, payable on March 21, 1994.