Form 10-K, Exhibit 13
period 1995-12-31
OSMONICS INC
filed 1996-03-29
CIK 75049

                                             OSMONICS, INC.
                                    CONSOLIDATED STATEMENTS OF INCOME


                                    (In thousands, except share data)


                                                                    Year ended December 31,
                                                       1995                  1994                1993
Sales                                                $111,610               $96,180             $89,043

Cost of sales                                          63,213                52,841              49,272

Gross profit                                           48,397                43,339              39,771

Operating expenses:

   Selling, general and administrative                 26,415                23,480              21,839
   Research, development and engineering                7,779                 7,174               6,795
   Embezzlement recovery  (Note 3)                          -                     -                (562)
   Merger and transition expenses                           -                     -               1,644
                                                       34,194                30,654              29,716
Income from operations                                 14,203                12,685              10,055

Other income (expense), net (Note 4):

   Interest income                                      1,649                 1,543               1,279
   Interest expense                                    (1,061)                 (747)               (943)
   Other                                                1,100                   142                 401
                                                        1,688                   938                 737
Income before income taxes                             15,891                13,623              10,792

Income taxes (Note 9)                                   4,679                 3,668               2,897

Net income                                           $ 11,212               $ 9,955             $ 7,895


Net income per share                                $   0.88               $  0.79             $  0.63

Average shares outstanding                         12,745,000            12,668,000          12,624,000

                                             OSMONICS, INC.
                                       CONSOLIDATED BALANCE SHEETS
                                    (In thousands, except share data)
                                                                                    December 31,
                                                                            1995                 1994
ASSETS
Current assets
   Cash and cash equivalents                                             $  4,361             $  9,453
   Marketable securities (Note 4)                                          26,307               27,623
   Trade accounts receivable, net of allowance for doubtful
     accounts of $1,127 in 1995 and $1,259 in 1994                         20,501               15,536
   Inventories (Note 5)                                                    26,227               19,428
   Deferred tax assets (Note 10)                                            3,719                3,284
   Other current assets                                                     1,851                1,303
     Total current assets                                                  82,966               76,627
Property and equipment, at cost
   Land and land improvements                                               2,310                1,951
   Buildings                                                               15,557               12,300
   Machinery and equipment                                                 36,645               32,756
   Construction in progress                                                 5,970                  818
                                                                           60,482               47,825
   Less accumulated depreciation and amortization                         (27,923)             (25,262)
                                                                           32,559               22,563
Goodwill, net of accumulated amortization of
   $289 in 1995 and $170 in 1994                                            7,655                1,695
Other assets, net of accumulated amortization of
   intangible assets of $230 in 1995 and $145 in 1994                       1,878                1,150
     Total assets                                                        $125,058             $102,035
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                      $ 12,247             $  6,459
   Notes payable and current portion of long-term debt (Note 7)             1,695                  744
   Accrued compensation and employee benefits                               4,231                4,154
   Reserve for discontinued operations                                      1,957                2,088
   Other accrued liabilities (Note 6)                                       8,612                7,187
     Total current liabilities                                             28,742               20,632
Long-term debt (Note 7)                                                    12,441               14,050
Deferred income taxes (Note 10)                                             4,954                2,913
Other liabilities                                                             450                  689
Commitments and contingencies (Note 12)                                         -                    -
Shareholders' equity
   Common stock, $0.01 par value
     Authorized -- 20,000,000
     Issued -- 1995: 12,773,184 and 1994: 12,701,041                          129                  127
   Capital in excess of par value                                          21,709               21,000
   Retained earnings                                                       52,620               41,408
   Unrealized gain on marketable securities (Note 4)                        3,694                1,038
   Cumulative effect of foreign currency
     translation adjustments                                                  319                  178
     Total shareholders' equity                                            78,471               63,751
     Total liabilities and shareholders' equity                          $125,058             $102,035

                                            OSMONICS, INC.
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                             (In thousands)
                                                                    Year ended December 31,
                                                             1995            1994            1993
Cash flows from operations:
  Net income                                               $11,212         $ 9,955         $ 7,895
  Non-cash items included in net income:
    Depreciation and amortization                            3,222           3,048           3,080
    Deferred income taxes                                      (91)           (341)            281
    Gain on sale of land and investments                      (810)              -            (499)
  Changes in assets and liabilities
    (net of business acquisitions)
    Reserve for VAT tax                                          -          (1,605)         (1,030)
    Accounts receivable                                     (4,232)         (1,463)            181
    Inventories                                             (6,085)         (2,584)          2,785
    Other current assets                                      (507)          1,475            (302)
    Accounts payable and accrued liabilities                 4,292           1,499             209
    Reserve for deferred compensation                         (432)            (78)             72
    Reserves for losses of discontinued operations               -              -             (471)
        Net cash provided (used) by operations               6,569           9,906          12,201

Cash flows from investing activities:
  Business acquisitions (net of cash acquired)              (5,380)           (673)
  Purchase of investments                                   (6,633)        (17,467)        (15,253)
  Maturities and sales of investments                       13,228          11,225           8,680
  Purchase of property and equipment                       (12,568)         (3,435)         (3,257)
  Proceeds from sale of subsidiary                               -               -             613
  Other                                                       (315)            190            (111)
        Net cash provided (used) for investing
        activities                                         (11,668)        (10,160)         (9,328)

Cash flows from financing activities:
  Notes payable and current debt                              (299)            282            (376)
  Reduction of long-term debt                                 (311)           (521)           (552)
  Issuance of common stock                                     711             680             295
        Net cash provided (used) in financing
        activities                                             101             441            (633)

  Effect of exchange rate changes on cash                      (94)           (444)            143

Increase (decrease) in cash and cash equivalents            (5,092)           (257)          2,383

Cash and cash equivalents - beginning of year                9,453           9,710           7,327

Cash and cash equivalents - end of year                    $ 4,361         $ 9,453         $ 9,710

                                             OSMONICS, INC.
                       CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                    (In thousands, except share data)

                                                                                 Unrealized
                                                         Capital                 Gain on     Cumulative
                                                         in Excess   Retained    Marketable  Translation
                                      Common Stock       Par Value   Earnings    Securities  Adjustment
                                    Shares     Amount
Balance - January 1, 1993         12,607,707    $126      $20,026     $23,558      $    -        $133
  Net income                               -       -            -       7,895           -          -
  Translation adjustment                   -       -            -           -           -          37
  Employee stock purchase
     plans                            29,766       -          295           -           -           -
Balance - December 31, 1993       12,637,473     126       20,321      31,453           -         170
  Net income                               -       -            -       9,955           -           -
  Translation adjustment                   -       -            -           -           -           8
  Unrealized gain on
     marketable securities                 -       -            -           -       1,038           -
  Business combinations
     (Note 2)                          7,000       -          102           -           -           -

  Employee stock purchase
     plans                            56,568       1          577           -           -           -
Balance - December 31, 1994       12,701,041     127       21,000      41,408       1,038         178
  Net income                               -       -            -      11,212           -           -
  Translation adjustment                   -       -            -          -            -         141
  Unrealized gain on
     marketable securities                 -       -            -           -       2,656           -

  Employee stock purchase
     plans                            72,143      2           709           -           -           -
Balance - December 31, 1995       12,773,184    $129      $21,709     $52,620      $3,694        $319

                                            TEN-YEAR RESULTS
                                (In thousands, except per share amounts)

INCOME DATA:  (Restated)
(CAPTION>
                                         Year ended December 31,

                            1995       1994      1993      1992      1991
Sales                    $111,610    $96,180   $89,043   $84,017   $77,253

Income from continuing
  operations               11,212      9,955     7,895     3,255     5,371

Income from continuing
  operations per share      $0.88      $0.79     $0.63     $0.26     $0.43

Average shares
  outstanding              12,745     12,668    12,624    12,561    12,491

BALANCE SHEET DATA:  (Restated)
Total assets             $125,058   $102,035   $88,826   $82,874   $81,102

Long-term debt             12,441     14,050    13,913    14,630    15,715




INCOME DATA:  (As Reported)
                                             Year ended December 31,

                     1995     1994    1993     1992      1991    1990     1989    1988     1987    1986
Sales             $111,610  $96,180 $89,043  $50,541    $46,738 $43,553  $36,223 $31,058  $20,464 $15,472

Gross profit        48,397   43,339  39,771   21,507     19,805  18,985   16,213  13,554    8,384   6,689

Pretax income       15,891   13,623  10,792    5,963      5,804   5,444    6,075   4,420    1,616   1,166

Income taxes         4,679    3,668   2,897    1,855      1,902   1,730    2,028   1,430      465     330

Net income          11,212    9,955   7,895    4,528(F1)  3,902   3,714    4,047   2,990    1,151     836

Net income
  per share          $0.88    $0.79   $0.63    $0.50(F1)  $0.43   $0.40    $0.34   $0.25    $0.10   $0.08

Average shares
  outstanding       12,745   12,668  12,624    9,065      8,999   9,246   11,853  11,820   11,801  10,773

<F1>
Includes an increase in earnings of $420 ($0.05 per share) as a result of adopting the Financial Accounting
Standards Board Statement No. 109, "Accounting for Income Taxes."

BALANCE SHEET DATA:  (As Reported)
Total assets      $125,058 $102,035 $88,826  $60,300   $54,931 $54,370  $45,884 $43,430  $37,715 $33,328

Working capital     54,224   55,995  45,281   29,471    25,955  21,692   21,117  15,707   13,836  17,660

Long-term debt      12,441   14,050  13,913   13,221    13,697  13,761    3,788   3,664    3,753   3,618

Shareholders'
  equity            78,471   63,751  52,070   33,793    28,891  24,720   33,067  28,909   25,598  24,664

                                          QUARTERLY INCOME DATA
                                (In thousands, except per share amounts)


Quarterly Income Data - 1995

                                                          Quarter Ended

                                   March 31        June 30      September 30     December 31
Sales                               $26,870        $26,796         $27,176          $30,768

Gross profit                         11,912         11,958          11,484           13,043

Net income                            2,800          2,671           2,625            3,116

Net income per share                  $0.22          $0.21           $0.21            $0.24





Quarterly Income Data - 1994

                                                          Quarter Ended

                                   March 31        June 30      September 30     December 31
Sales                               $23,534        $24,843         $23,383          $24,420

Gross profit                         10,478         10,916          10,499           11,446

Net income                            2,371          2,503           2,289            2,792

Net income per share                  $0.19          $0.20           $0.18            $0.22

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (Dollars in thousands, except per share amounts)

1.    Summary of Significant Accounting Policies

      The Company is a manufacturer and marketer of high technology water purification, fluid filtration, fluid separation, and fluid transfer equipment, as well as the replaceable components used in purification, filtration, and separation equipment. These products are used by a broad range of industrial, commercial and institutional customers.

      The consolidated financial statements include the accounts of Osmonics, Inc. and its wholly and majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

      Sales are recorded when the product is shipped.

      The estimated fair value for cash and cash equivalents, trade accounts receivable, accounts payable, notes payable, and long-term debt approximates carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing. The estimated fair value of notes receivable approximates the net carrying value, as management believes the respective interest rates are commensurate with the credit, interest rate, and prepayment risks involved.

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

      The excess of cost over the fair market value of assets acquired in acquisitions is amortized over not more than 40 years, with the majority at 30 years. The carrying values of these intangibles are reviewed quarterly based on the sales and profitability of the acquired assets. Other intangibles are carried at cost and amortized using the straight-line method over their estimated lives of 5 to 17 years.

      Net income per share is based on the weighted average number of shares outstanding during each year. The exercise of stock options would not have a material effect on net income per share.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period.
      Actual results could differ from those estimates.

      In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." The Company will evaluate adoption of SFAS 123 in 1996.

      Certain reclassifications have been made to prior year amounts to conform with current year presentations.

2.    Business Acquisitions

      Potential Acquisition:

      The Company announced in December 1995 the execution of an agreement in principle to merge with Desalination Systems Inc. (DESAL) in a stock transaction valued at approximately $30,000. The outstanding shares of DESAL will be exchanged on a share-for-share basis for the Company's common stock. The transaction is structured to qualify as a tax-free exchange and a "pooling-of-interests" for accounting purposes. The transaction is expected to add over $20,000 to Osmonics' 1996 sales.

      The transaction will require the approval of a definitive merger agreement by both companies, regulatory approvals, and the satisfaction of customary closing conditions.

      Completed Acquisitions:

      On October 4, 1995, the Company acquired the assets and operations of Western Filter Co., Denver, Colorado. The purchase price was approximate $7,000 and included $5,780 of intangible assets.
      Western Filter products will be sold through the existing Osmonics distribution channels, offering a more complete line of water and waste water treatment options. Revenues of Western Filter were less than $10,000 in 1994 and 1995. The purchase method of accounting was used.

      On November 18, 1994, the Company acquired the assets of Lakewood Instruments, Inc. The Company also obtained noncompetition agreements from two previous Lakewood directors. The purchase method of accounting was used.

      On January 1, 1994, the Company acquired the 18% minority shareholder interest of its majority-owned subsidiary, Poretics. The Company owns 100% of Poretics' shares after the transaction. The purchase method of accounting was used.

      These acquisitions had no significant pro forma effect on the Company's sales, net income, or net income per share in 1995 or 1994.

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

3.    Embezzlement

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

4.  Marketable Securities

      Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to report certain marketable securities at fair market value. The Company considers all of its marketable securities available-for-sale. Marketable securities at December 31, 1995 consisted of the following:

                                                                                                  Fair
                                                Amortized     Unrealized       Unrealized        Market
                                                   Cost          Gain             (Loss)          Value
      U.S. government securities
          0-5 year maturity                     $ 4,784       $   60           $ (23)           $ 4,821
          6 year or greater maturity                648           24               -                672

      Municipal bonds
          0-5 year maturity                       2,320          112               -              2,432
          6 year or greater maturity              4,777          211               -              4,988

      Corporate debt securities and other
          0-5 year maturity                       1,505           24             (43)             1,486
          6 year or greater maturity                699           16               -                715

      Equity securities                           5,616        5,681            (104)            11,193

      Total before tax effect                   $20,349        6,128            (170)           $26,307

      Deferred tax effect of
          unrealized (gain) loss                              (2,329)             65

      Unrealized gain (loss) on marketable
          securities                                          $3,799           $(105)

      Marketable securities at December 31, 1994 consisted of the following:

                                                                                                 Fair
                                                Amortized     Unrealized       Unrealized        Market
                                                 Cost           Gain             (Loss)          Value
      U.S. government securities
          0-5 year maturity                     $ 6,479       $     -          $  (318)         $ 6,161
          6 year or greater maturity              1,748             -             (101)           1,647

      Municipal bonds
          0-5 year maturity                       1,977           100                -            2,077
          6 year or greater maturity              6,348            28             (374)           6,002

      Corporate debt securities and other
          0-5 year maturity                       3,764            15                -            3,779
          6 year or greater maturity                599             -              (44)             555

      Equity securities                           5,104         2,319              (21)           7,402

      Total before tax effect                   $26,019         2,462             (858)         $27,623

      Deferred tax effect of
          unrealized (gain) loss                                (869)              303

      Unrealized gain (loss) on marketable
          securities                                          $1,593           $  (555)

      Market values are based on quoted market prices.

      In 1995, proceeds from sales of available-for-sale securities were $7,037. The net gain on these sales was $919, determined on the specific identification method.

      In 1994, proceeds from sales of available-for-sale securities were $2,846. There were no material gross realized gains or losses on these sales, as determined on the specific identification method.

5.    Inventories

      Inventories consist of the following:

                                                                          December 31,
                                                                        1995             1994
      Finished goods                                                  $ 4,111          $ 2,578

      Work in process                                                   6,964            5,312

      Raw materials                                                    15,801           12,187

                                                                       26,876           20,077
      Less adjustment to reduce
         inventories of $4,728 and $3,475
         to last-in, first-out method
         (See Note 1)                                                    (649)            (649)

                                                                      $26,227          $19,428

6.    Other Accrued Liabilities

      Other accrued liabilities consist of the following:

                                                                           December 31,
                                                                       1995             1994
      Warranty and start-up                                           $1,688           $1,942

      Professional fees and other accruals                             3,466            2,377

      Customer deposits                                                1,748            1,007

      Accrued property taxes, income
         taxes and other taxes                                         1,710            1,861

                                                                      $8,612           $7,187

7.    Debt

      Long-term debt is as follows:
                                                                           December 31,
                                                                        1995             1994
      Promissory Notes; interest payable
         quarterly at the three month LIBOR
         rate plus 80 b.p.; due 1996 through
         2001.  The interest rate on
         December 31, 1995 was 6.64%.                                 $10,000          $10,000

      Industrial revenue bonds (IRB's);
         interest payable at LIBOR plus 45 to
         95 b.p. depending on collateral
         deposited with the lender; due in 1997.
         The interest rate on December 31, 1995
         was 6.29%.                                                     2,800            2,800

      Mortgage notes payable to two French
         banks; interest payable monthly at PIBOR
         plus 40 b.p.  The interest rate on
         December 31, 1995 was 5.43%.                                     928              993

      Term notes payable to municipalities
         in varying installments through
         October 15, 1995.                                                  -              421

      Notes Payable; interest payable annually
         at the prime rate; due 1996 through 1999.
         The interest rate on December 31, 1994
         was 8.5%.                                                        258              341

      Other notes                                                         150              239

                                                                       14,136           14,794

      Less current portion                                             (1,695)            (744)

                                                                      $12,441          $14,050


      The IRB debt and mortgage notes payable to French banks are collateralized by real and personal property of the Company.

      The aggregate maturities of outstanding long-term debt are:
      1996 - $1,695; 1997 - $4,459; 1998 - $1,659; 1999 - $1,659;
      2000 - $1,600; beyond 2000 - $3,064.

      The interest rate on the IRB's is determined in part by the amount of collateral held by the lender. At December 31, 1995, $2,000 of collateral was held by the lender, resulting in an interest rate of LIBOR plus 45 b.p. The $2,000 of collateral is included in marketable securities.

      The Company has a $1,000 line of credit with a bank, with interest at the bank reference rate (8.5% at December 31, 1995) and which requires a 5% compensating cash balance. The line of credit was unused at year end and the $50 compensating balance is included in the balance of cash and cash equivalents.

      The promissory notes contain a covenant which limits the payment of dividends to shareholders. At December 31, 1995, approximately $24,742 of retained earnings was restricted under this covenant. In addition, the promissory notes and IRB debt contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures.

      Cash payments for interest related to all debts of the Company were $1,021, $735, and $955, for 1995, 1994, and 1993, respectively.

8.  Stock Options

      At December 31, 1995, the Company had reserved 86,206 common shares for issuance to key employees under a 1983 stock option plan. Options are issued at a price not less than market value on date of grant and become exercisable over a five-year period, after which they expire. The following is a summary of activity under the 1983 stock option plan. No additional options can be granted under the 1983 plan.

                                                           Year ended December 31,
                                                          1995            1994            1993

      Options held by employees
       at December 31                                    86,206          121,126         143,850
      Exercise price range on                            $ 6.45 to       $ 3.63 to       $ 3.63 to
        options held at December 31                      $13.50          $13.50          $13.50

      Number of options exercised
       during the year                                   34,920          22,724          1,875
      Price range of options                             $ 3.63 to       $ 3.63 to       $10.16 to
       exercised during the year                         $10.16          $10.16          $10.16

      Exercisable options held at
       December 31                                       84,330          97,500          83,289
      Exercise price range of                            $ 6.45 to       $ 3.63 to       $ 3.63 to
       exercisable options                               $13.50          $13.50          $13.50


      The Company also has reserved 299,313 common shares at December 31, 1995 for issuance to key employees under a 1993 Stock Option Plan. Options are granted at a price not less than market value on the date of the grant and become exercisable over a period of up to ten years, after which they expire. The following is a summary of activity under the 1993 Stock Option Plan.


                                                           Year ended December 31,
                                                          1995            1994            1993
      Options held by employees
       at December 31                                    34,163          12,633          2,250
      Exercise price range on                            $13.67 to       $13.67 to       $13.67
       options held at December 31                       $18.25          $14.50

      Number of options exercised
       during the year                                   500             187             0
      Price range of options                             $14.38 to       $13.67 to       N/A
       exercised during the year                         $14.38          $13.67

      Exercisable options held at
       December 31                                       2,463           375             0
      Exercise price range of                            $13.67 to       $13.67 to       N/A
       exercisable options                               $14.50          $13.67


      The Company also had a 1985 Employee Stock Purchase Plan. No additional shares may be issued under the 1985 Plan. The following is a summary of shares issued under this plan:

                                                           1985 Plan
                                                 1995               1994             1993
      Number of shares                          14,548             34,048           23,380

      Average price per share                   $13.58             $12.80           $10.62


      The 1985 Plan was superseded by the 1995 Employee Stock Purchase Plan, approved by the shareholders at the 1995 Annual Meeting and effective June 1, 1995. Employees may purchase common shares of the Company at 85% of market price. In 1995, 22,175 shares were issued under the 1995 Plan at an average price per share of $14.79. At December 31, 1995, 377,825 shares remain unissued in the 1995 Plan.

      The Company had 500,000 authorized and unissued shares of preferred stock at December 31, 1995 and 1994.

      In 1993, the Company granted a director an option to purchase 45,000 shares of common stock at an exercise price of $12.33 per share. This option vests over a five-year period.

      In 1995, the Board of Directors adopted a 1995 Director Stock Option Plan. The plan provides that each director of the Company shall automatically receive, as of the date of each Annual Meeting of Shareholders, a non-qualified option to purchase 3,000 shares of the Company's common stock. The options have a ten year term and are exercisable one year after the grant date at an exercise price equal to the fair market value of the shares on the grant date. In 1995, options to purchase 18,000 shares at a price of $17.13 were issued under this plan. No options were exercisable at December 31, 1995.

9.    Income taxes

      Income tax expense consists of:

                                                                Year ended December 31,
                                                              1995            1994            1993
      Current:
         Federal                                             $3,975          $3,506          $2,632

         State                                                  423             354             134

         Foreign                                                372             156            (250)

      Deferred:

         Depreciation                                            30            (229)           (157)

         Valuation allowance adjustment                        (197)              0               0

         Allowance for doubtful
            accounts, start-up, warranty,
            inventory and other accruals                        310            (247)             10

         Discontinued operations                                228             350             524

         Other                                                 (462)           (222)              4

                                                             $4,679          $3,668          $2,897

      Cash payments for income taxes were $5,079, $3,062, and $2,935, for 1995, 1994, and 1993, respectively.

      A reconciliation of the income taxes computed at the Federal statutory rate to the Company's income tax expense is as follows:


                                                                Year ended December 31,
                                                             1995            1994            1993
      Taxes at Federal rate (35% in
         1995 and 1994 and 34% in 1993)                      $5,562          $4,768          $3,670

      Increase (decrease) resulting from:

      Valuation allowance adjustment                           (471)           (608)           (350)

      State taxes, net of Federal tax
        benefit                                                 203             220              66

      Foreign Sales Corp. benefit                              (190)           (167)           (159)

      Tax credits                                              (271)           (272)           (209)

      Tax exempt interest/dividend
         deduction                                             (200)           (193)           (176)

      Effect of foreign affiliates with
         different tax rates or net losses                      245            (324)           (446)

      Nondeductibility of merger costs                            -               -             363

      Other                                                    (199)            244             138

                                                             $4,679          $3,668          $2,897



      During 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the Company to adjust its deferred tax assets and liabilities to reflect current tax rates. Osmonics, Inc. and its subsidiaries adopted the provision of SFAS 109 in reporting its financial results for 1992, prior to the merger of Osmonics, Inc. and Autotrol Corporation.

      Autotrol Corporation and its subsidiaries adopted SFAS 109 in 1993, prior to the merger of Osmonics, Inc. and Autotrol Corporation. As a result of the adoption of SFAS 109, Autotrol Corp. increased its current deferred tax assets from $0 to $4,328 and its long-term deferred tax assets from $0 to $14. These increases in deferred tax assets were accompanied by increases in offsetting valuation reserves for the same amounts, thus creating no increase or decrease in income for the year ended December 31, 1993.

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

10.   Deferred Tax Assets and Liabilities

      Temporary differences which give rise to Deferred Tax Assets and Liabilities are as follows as of December 31:


                                                                        1995             1994
      Current assets:
          Allowance for doubtful
            accounts, start-up, warranty,
            inventory and other accruals                              $3,674           $3,506

          Net operating loss and credit
            carryforwards                                                 61              335

          Other                                                          (16)             (30)

          Less valuation allowance                                         -             (527)

          Total current deferred assets                               $3,719           $3,284

      Noncurrent liabilities:

          Depreciation                                                $2,360           $2,395

          Unrealized gain on marketable
            securities                                                 2,264              566

          Other                                                          330              (48)

          Total non-current deferred
            tax liabilities                                           $4,954           $2,913



      The Company had outstanding net operating loss carryforwards and tax credit carryforwards of $61 and $633 at December 31, 1995 and 1994, respectively. The carryforwards will expire in the years of 2008 to 2009.

      The valuation reserve decreased by $527 to $0 during the year ended December 31, 1995. This decrease was due to the use of net operating loss carryforwards and credits during the year, as offsets against taxable income, and to the determination that the remaining deferred tax assets are more likely than not to confer future tax benefits to the Company. The carryforwards outstanding at December 31, 1994 have been fully offset by valuation reserves.

11.   Sales and Segment Information

      All continuing operations for which geographic data is presented below are in one principal industry (design, manufacture and marketing of machines, systems, and components used in the processing of fluids).

                                                                 1995          1994           1993

      Sales to unaffiliated customers from:
         United States                                         $ 97,791      $ 83,904       $ 77,212
         Foreign operations                                      13,819        12,276         11,831

      Transfers from (to) geographic areas:

         United States                                            7,936         6,699          7,139
         Foreign operations                                      (7,936)       (6,699)        (7,139)

                                                               $111,610      $ 96,180       $ 89,043

      Pretax income from continuing operations:

         United States                                         $ 15,248      $ 12,311       $ 10,273
         Foreign operations                                         643         1,312            519

                                                               $ 15,891      $ 13,623       $ 10,792

      Identifiable assets:

         United States                                         $117,047      $ 94,504       $ 79,457
         Foreign operations                                       8,011         7,531          9,369

                                                               $125,058      $102,035       $ 88,826

      NOTE:  Transfers are made at market value.

      Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                                                 Year ended December 31,
                                                                 1995          1994           1993
      Asia/Pacific                                             $ 8,745       $ 7,460        $ 6,488

      Europe                                                     3,100         3,193          2,611

      Rest of the World                                          8,403         6,211          6,470
                                                               $20,248       $16,864        $15,569


      Total international sales for the Company were as follows: 1995 - $34,067; 1994 - $29,140; and 1993 - $27,400.

12.   Commitments and Contingencies

      The Company leases facilities for sales, service or manufacturing purposes in Minnesota, Wisconsin, Massachusetts, California, Iowa, Arizona, Switzerland, Hong Kong, Japan, Singapore, Indonesia, and Thailand.

      Future minimum lease payments on all operating leases of $3,245 are as follows: 1996 - $1,064; 1997 - $539; 1998 - $378; 1999 - $281;
      2000 - $256; and beyond 2000 - $727. Rent expense for the past three years was: 1995 - $1,322; 1994 - $1,262; and 1993 - $1,463.

      The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, such litigation and claims will be resolved without a material effect on the Company's financial position or results of operations.

      The Company may be required to make additional payments of up to $2,000 over the period ending December 1998, contingent upon the sales and gross margins of Western Filter Co.

13.   Stock Split

      On February 18, 1994, the Company approved a three-for-two stock split in the form of a 50% stock dividend for shareholders of record March 4, 1994. All share and per share amounts have been restated to reflect the stock split.

14.   Employee Benefit Plans

      The Company has a noncontributory discretionary profit sharing plan covering certain employees meeting age and length of service requirements. The Company contributes annually to the plan an amount established at the discretion of the Board of Directors.

      Total expense recognized by the Company under these plans amounted to $846, $982, and $816 in 1995, 1994, and 1993, respectively.


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

                                                 Year ended December 31,                 (Decrease)
                                               1995         1994        1993          1994        1993
Sales                                         100.0%       100.0%      100.0%         16.0%       8.0%

Cost of sales                                  56.6         54.9        55.3          19.6        7.2

Gross profit                                   43.4         45.1        44.7          11.7        9.0

Operating expenses:
   Selling, general and administrative         23.7         24.4        24.5          12.5        7.5
   Research, development and engineering        7.0          7.5         7.6           8.4        5.6
   Embezzlement recovery                          -            -        (0.6)            -          -
   Merger & transition expenses                   -            -         1.9             -          -
                                               30.7         31.9        33.4          11.5        3.2
Income from operations                         12.7         13.2        11.3          12.0       26.2

Other income (expense), net:
   Interest income                              1.5          1.6         1.4           6.9       20.6
   Interest expense                            (1.0)        (0.8)       (1.1)         42.0      (20.8)
   Other income (expense)                       1.0          0.1         0.5         674.7      (64.6)
                                                1.5          1.0         0.8          80.0       27.3

Income from continuing operations
   before income taxes                         14.2         14.2        12.1          16.6       26.2

Income taxes                                    4.2          3.8         3.3          27.6       26.6

Net income                                     10.0%        10.4%        8.9%         12.6%      26.1%


RESULTS OF OPERATIONS

Sales:

Sales for 1995 increased by 16% over 1994 and sales for 1994 increased by 8% over 1993. The Company's sales are composed of capital equipment and replaceable components. The ratio of equipment sales compared to replaceable component sales as a percent of total sales was at 56% in 1995 compared to 60% for both 1994 and 1993. International sales increased at the same rate as domestic sales in 1995, due to improved markets and selling efforts in the Asia/Pacific and Americas areas. The 1995 sales growth also benefited from the October 1995 acquisition of Western Filter and the November 1994 acquisition of Lakewood Instruments.

The increase in sales for 1994 was strongly influenced by an increase in crossflow filtration equipment and systems activity, with lesser influence from growth in the sales of certain replaceable component product lines. Osmonics' core product lines showed sales increases of 13% for the year, while Autotrol product sales were flat with 1993. In 1995, Autotrol began selling Osmonics' products through their existing sales organization.

The dollar amount of the Company's backlog of orders considered to be firm at December 31, 1995 was $20,600. The comparable backlog at December 31, 1994 was $15,700. The Company believes that its backlog at any time is not necessarily indicative of annual sales. The business of the Company is not subject to significant seasonal variations.

Selective price increases averaged less than 1% from 1994 to 1995, and less than 1% from 1993 to 1994.

Gross Margins:

Gross margins for 1995 decreased to 43.4% of sales, due to an increased mix of sales of lower margin products, increased material costs, and more aggressive pricing. Gross margins for 1994 had increased to 45.1% of sales compared to 44.7% in 1993 as a result of better management of costs on system sales, value engineering of equipment, reduced manufacturing costs on replaceable products and improved plant utilization rates on the higher sales volume.

Operating Expenses:

Selling, general and administrative expenses in both 1995 and 1994 increased in dollars from the preceding year's level. Increases were attributable to increased marketing programs and expanded domestic and international selling efforts. As a percent of sales, the ratio declined slightly in 1995, as a result of continued cost savings in the administrative area as recent acquisitions into Osmonics are assimilated.

Research, development and engineering expense increased in each of the past three years at a rate lower than the increase in sales. For 1995, RD&E was $7,779 or 7.0% of sales, RD&E expense was $7,174 or 7.5% of sales, and $6,795 and 7.6% of sales in 1994 and 1993, respectively.

During 1993, the Company incurred $1,644 of merger and transition expenses related to the acquisition of Autotrol which are non-recurring in nature, and were not capitalizable in a pooling-of-interests merger. During late 1993, the Company obtained $562 net recovery of embezzlement losses incurred at Autotrol's French subsidiary in years prior to the acquisition by the Company.

Other Income (Expense):

During 1995 and 1994, interest income increased due to increasing interest rates. Other Income in 1995 includes $104 of currency translation and exchange losses, compared to $325 of such gains in 1994. Other income in 1993 includes a $295 gain on the sale of land claimed by a municipality. Other income was also affected in 1995 and 1993 by the sale of certain investments at net pretax gains of $919 and $204, respectively. No such net gains occurred in 1994.

Income Taxes:

The Company's effective tax rates during 1995, 1994, and 1993, were 29%, 27%, and 27%, respectively. The increase in the effective tax rate in 1995 as compared to 1994 and 1993, is primarily due to the deduction of French embezzlement losses in 1993 and the use of loss carryforwards and credits at Autotrol and its subsidiaries in 1993 and 1994. These tax benefits were not repeated in 1995. R&D tax credits and Foreign Sales Corporation (FSC) tax benefits have increased in 1994 and 1995.

Liquidity and Capital Resources:

At December 31, 1995, the Company had cash and cash equivalents of $4,361 and marketable securities of $26,307 versus $9,453 and $27,623, respectively, at December 31, 1994. The net decrease in cash, cash equivalents and marketable securities resulted primarily from capital expenditures and acquisitions increases exceeding the cash flows generated from operations in 1995. The current ratio decreased to 2.9 as of December 31, 1995 from 3.7 as of December 31, 1994.

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The effect of SFAS 115 was to increase marketable securities by $1,604 on investment with a cost of $26,019 in 1994. The current ratio increased to 3.7 as of December 31, 1994 compared to 3.3 as of December 31, 1993, primarily due to the increased levels of cash and marketable securities.

Net cash provided from operations in 1995, 1994, and 1993 amounted to $6,569, $9,906, and $12,201, respectively.

The Company's capital expenditures in 1995 were $12,568 compared to $3,435 in 1994 and $3,257 in 1993. During 1995, the Company purchased its previously-leased Milwaukee facility for $3,100 and invested $4,557 in the expansion of its Minnetonka facility.

The Company believes that its current cash and investment position, its cash flow from operations, and amounts available from bank credit will be adequate to meet its anticipated cash needs for working capital, capital expenditures, and potential acquisitions during 1996 and 1997.

The Company has not paid cash dividends on its common shares. The Board of Directors currently intends to retain its earnings for the expansion of the Company's business.

Factors Affecting Future Performance:

The Company announced in December of 1995, an agreement in principle to merge with Desalination Systems, Inc. (DESAL) in a stock transaction valued at $30,000. The transaction is expected to add over $20,000 to Osmonics' 1996 sales.


The Company believes that in most cases it has been and will be able to increase selling prices in response to increases in the cost of raw materials on a timely basis.

In October 1995, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The Company will evaluate adaption of SFAS 123 in 1996.