Form 10-K/A, Exhibit 13
period 1995-12-31
OSMONICS INC
filed 1996-08-01
CIK 75049

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

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Osmonics, Inc. Minnetonka, Minnesota

We have audited the consolidated balance sheets of Osmonics, Inc. and subsidiaries (the Company) as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osmonics, Inc. and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, in 1994 the Company adopted Statment of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

/s/  Deloitte & Touche LLP
     Deloitte & Touche LLP
     Minneapolis, Minnesota
     February 9, 1996

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