Form 10-K, Exhibit 13
period 1996-12-31
OSMONICS INC
filed 1997-03-28
CIK 75049

OSMONICS, INC.
                    CONSOLIDATED STATEMENTS OF INCOME


                    (In thousands, except share data)



                                              Year ended December 31,
                                         1996          1995          1994

Sales                                  $155,946      $130,783      $112,908

Cost of sales                            92,523        74,670        62,503

Gross profit                             63,423        56,113        50,405

Operating expenses:

  Selling, general and administrative    35,079        31,377        27,967
  Research, development and engineering  10,937         9,399         8,989
                                         46,016        40,776        36,956
Income from operations                   17,407        15,337        13,449

Other income (expense), net:

  Interest income                           1,023        1,649          1,543
  Interest expense                         (1,594)      (1,565)          (878)
  Other                                     3,072        1,412            148
                                            2,501        1,496            813
Income before income taxes                 19,908       16,833         14,262

Income taxes (Note 11)                      6,441        4,954          3,808

Net income                               $ 13,467     $ 11,879       $ 10,454

Net income per common and
  common equivalent share                $   0.93     $   0.83       $   0.74

Weighted average number of common and
  common equivalent shares outstanding 14,458,000   14,365,000     14,206,000

                              OSMONICS, INC.
                       CONSOLIDATED BALANCE SHEETS
                    (In thousands, except share data)
                                                           December 31,
                                                        1996          1995
ASSETS
Current assets:
  Cash and cash equivalents                          $  5,392      $  4,729
  Marketable securities (Note 3)                       19,028        26,307
  Trade accounts receivable, net of allowance for doubtful
   accounts of $907 in 1996 and $1,177 in 1995         28,200        23,552
  Inventories (Note 4)                                 32,322        28,973
  Deferred tax assets (Note 12)                         1,559         2,007
  Other current assets                                  2,026         2,181
   Total current assets                                88,527        87,749
Property and equipment, at cost:
  Land and land improvements                            5,485         4,558
  Buildings                                            27,158        18,928
  Machinery and equipment                              50,045        41,592
  Construction in progress                              3,438         8,009
                                                       86,126        73,087
  Less accumulated depreciation and amortization      (34,332)      (30,598)
                                                       51,794        42,489
Cash restricted for purchase and construction of
  equipment (Note 5)                                    1,960         2,034
Goodwill, net of accumulated amortization of
  $553 in 1996 and $289 in 1995                         7,395         7,655
Long-term investments                                     726           142
Other assets, net of accumulated amortization of
  intangible assets of $342 in 1996 and $230 in 1995    1,774         2,350
   Total assets                                      $152,176      $142,419
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                   $ 12,511      $ 13,957
  Line of credit advances (Note 7)                      2,511         1,619
  Notes payable and current portion of
   long-term debt (Note 9)                              4,982         2,192
  Accrued compensation and employee benefits            5,254         4,231
  Reserve for discontinued operations                   1,957         1,957
  Other accrued liabilities (Note 8)                    7,306        10,099
   Total current liabilities                           34,521        34,055
Long-term debt (Note 9)                                15,900        20,919
Deferred income taxes (Note 12)                         3,616         2,722
Other liabilities                                         196           450
Commitments and contingencies (Note 14)
Shareholders' equity (Note 10):
  Common stock, $0.01 par value
   Authorized -- 50,000,000
   Issued -- 1996: 14,193,239 and 1995: 14,086,007        142           141
  Capital in excess of par value                       23,128        21,805
  Retained earnings                                    71,781        58,314
  Unrealized gain on marketable securities (Note 3)     2,864         3,694
  Cumulative effect of foreign currency
   translation adjustments                                 28           319
   Total shareholders' equity                          97,943        84,273
   Total liabilities and shareholders' equity        $152,176      $142,419

                             OSMONICS, INC.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands)

                                                  Year ended December 31,
                                                1996       1995       1994
Cash flows from operations:
 Net income                                   $13,467    $11,879    $10,454
 Non-cash items included in net income:
  Depreciation and amortization                 4,874      3,795      3,523
  Deferred income taxes                         1,849        (71)      (231)
  Gain on sale of land and investments         (3,396)      (810)         -
 Changes in assets and liabilities
  (net of business acquisitions):
  Reserve for VAT tax                               -          -     (1,605)
  Accounts receivable                          (4,648)    (4,494)    (1,902)
  Inventories                                  (3,349)    (6,517)    (2,617)
  Other current assets                            155       (727)     1,479
  Accounts payable and accrued liabilities     (3,216)     5,798      1,074
  Reserve for deferred compensation                 -       (432)       (78)
     Net cash provided (used) by operations     5,736      8,421     10,097

Cash flows from investing activities:
 Business acquisitions (net of cash acquired)       -     (5,380)      (673)
 Purchase of investments                       (1,418)    (6,633)   (17,467)
 Maturities and sales of investments            9,570     13,228     11,225
 Purchase of property and equipment           (15,658)   (20,818)    (4,212)
 Sales of property and equipment                2,535          -          -
 Other                                           (169)      (367)       367
     Net cash provided (used) for investing
     activities                                (5,140)   (19,970)   (10,760)

Cash flows from financing activities:
 Notes payable and current debt                   882     13,928      1,674
 Reduction of long-term debt                   (2,219)    (5,898)    (1,365)
 Cash restricted for purchase and construction
  of equipment                                     74     (2,034)         -
 Issuance of common stock                       1,324        761        680
 Dividends paid by a pooled company                 -        (90)      (180)
     Net cash provided (used) in financing
     activities                                    61      6,667        809

 Effect of exchange rate changes on cash            6        (94)      (444)

Increase (decrease) in cash and cash equivalents  663     (4,976)      (298)

Cash and cash equivalents - beginning of year   4,729      9,705     10,003

Cash and cash equivalents - end of year       $ 5,392    $ 4,729    $ 9,705

                             OSMONICS, INC.
       CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    (In thousands, except share data)
                                                                      Unrealized
                                                 Capital               Gain on    Cumulative
                                  Common Stock   in Excess  Retained  Marketable Translation
                                Shares    Amount Par Value  Earnings  Securities Adjustments
Balance, January 1, 1994 as
 previously reported          12,637,473  $126    $20,321   $31,453       -      $  170

Restatement for pooling of
 interests                     1,298,416    13         45     4,798       -           -
____________________________________________________________________________________________________

Balance - January 1, 1994
 as restated                  13,935,889   139     20,366    36,251       -         170

 Net income                            -     -          -    10,454       -           -

 Translation adjustment                -     -          -         -       -           8

 Change in unrealized gain on
  marketable securities                -     -          -         -   1,038           -

 Dividend of pooled company            -     -          -      (180)      -           -

 Business combinations             7,000     -        102         -       -           -

 Employee stock purchase
  plans                           56,568     1        577         -       -           -
____________________________________________________________________________________________________

Balance - December 31, 1994   13,999,457   140     21,045    46,525   1,038         178

 Net income                            -     -          -    11,879       -           -

 Translation adjustment                -     -          -         -       -         141

 Change in unrealized gain on
  marketable securities                -     -          -         -   2,656           -

 Dividend of pooled company            -     -          -       (90)      -           -

 Employee stock purchase
  plans                           86,550     1        760         -       -           -
____________________________________________________________________________________________________

Balance - December 31, 1995   14,086,007   141     21,805    58,314   3,694         319

 Net income                            -     -          -    13,467       -           -

 Translation adjustment                -     -          -         -       -        (291)

 Change in unrealized gain on
  marketable securities                -     -          -         -    (830)          -

 Employee stock purchase
  plans                          107,232     1      1,323         -       -           -
____________________________________________________________________________________________________

Balance - December 31, 1996   14,193,239  $142    $23,128   $71,781  $2,864      $   28


                             FIVE-YEAR RESULTS
                (In thousands, except per share amounts)


INCOME DATA:  (Restated for poolings-of-interests)

                                 Year ended December 31,

                              1996     1995      1994      1993     1992

Sales                      $155,946  $130,783  $112,908  $108,212  $99,992

Net income                   13,467    11,879    10,454     9,294    4,482(a)

Net income per common
 and common
 equivalent share             $0.93     $0.83     $0.74     $0.66    $0.32(a)

Average shares
 outstanding                 14,458    14,365    14,206    14,075   14,036



BALANCE SHEET DATA:  (Restated for poolings-of-interests)

Total assets              $152,176   $142,419  $110,715  $ 96,812  $89,730

Long-term debt              15,900     20,919    14,475    14,532   14,705






________________________________________________________________________________________________________________




                           ELEVEN-YEAR RESULTS
                (In thousands, except per share amounts)


SUPPLEMENTARY DATA:

These schedules present the prior eleven-year results of the Company as originally reported, before restatement of prior period data for those acquisitions accounted for as poolings-of-interests, to show the effect of the
Company's strategic acquisition activity.

INCOME DATA:  (As Originally Reported)

                          Year ended December 31,

                1996      1995      1994      1993     1992     1991      1990     1989     1988     1987     1986
Sales         $155,946  $111,610   $96,180  $89,043  $50,541   $46,738  $43,553  $36,223  $31,058  $20,464  $15,472

Net income      13,467    11,212     9,955    7,895    4,528<Fa> 3,902    3,714    4,047    2,990    1,151      836

Net income per
 common and
 common
 equivalent
 share           $0.93     $0.88     $0.79    $0.63    $0.50<Fa> $0.43    $0.40    $0.34    $0.25    $0.10    $0.08

Average shares
  outstanding   14,458    12,745    12,668   12,624    9,065     8,999    9,246   11,853   11,820   11,801   10,773



BALANCE SHEET DATA:  (As Originally Reported)

Total
 assets       $152,176  $125,058  $102,035  $88,826  $60,300   $54,931  $54,370  $45,884  $43,430  $37,715  $33,328

Working
 capital        54,006    54,224    55,995   45,281   29,471    25,955   21,692   21,117   15,707   13,836   17,660

Long-term
 debt           15,900    12,441    14,050   13,913   13,221    13,697   13,761    3,788    3,664    3,753    3,618

Shareholders'
 equity         97,943    78,471    63,751   52,070   33,793    28,891   24,720   33,067   28,909   25,598   24,664

<Fa>Includes an increase in earnings of $420 ($0.05 per share) as a result of adopting the Financial Accounting
    Standards Board Statement No. 109, "Accounting for Income Taxes."

                          QUARTERLY INCOME DATA
                (In thousands, except per share amounts)


Quarterly Income Data - 1996


                                        Quarter Ended

                       March 31      June 30   September 30   December 31

Sales                   $39,051      $36,727        $39,493       $40,675

Gross profit             16,024       15,225         16,246        15,928

Net income                3,635        3,061          3,314         3,457

Net income per share      $0.25        $0.21          $0.23         $0.24

Quarterly Income Data - 1995

                                        Quarter Ended

                       March 31      June 30   September 30   December 31

Sales                   $31,412      $31,422        $31,995       $35,954

Gross profit             13,700       13,803         13,462        15,148

Net income                2,926        2,821          2,713         3,419

Net income per share      $0.20        $0.20          $0.19         $0.24

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Dollars in thousands, except share data)

1.  Summary of Significant Accounting Policies

    The Company is a manufacturer and marketer of high technology water purification, fluid filtration, fluid separation, and fluid transfer equipment and instruments, as well as the replaceable components used in purification, filtration, and separation equipment. These products are used by a broad range of industrial, commercial and institutional customers.

    The consolidated financial statements include the accounts of Osmonics, Inc. and its wholly and majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

    Sales are recorded when the product is shipped.

    The estimated fair value for notes payable, and long-term debt approximates carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing. The estimated fair value of notes receivable approximates the net carrying value, as management believes the respective interest rates are commensurate with the credit, interest rate, and repayment risks involved.

    The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Inventories are stated at lower of cost (FIFO method) or market for all operations except the Milwaukee Operation which has historically valued inventory on the LIFO method.

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

    The excess of cost over the fair market value of assets acquired in acquisitions is amortized over not more than 40 years, with the majority at 30 years. In accordance with SFAS 121 on impairment of assets, the carrying values of these intangibles are reviewed quarterly for impairment. Other intangibles are carried at cost and amortized using the straight-line method over their estimated lives of 5 to 20 years.

    Net income per common and common equivalent share is based on the weighted average number of shares outstanding during each year and, when applicable, those outstanding options that are dilutive. Fully diluted earnings per share did not differ significantly from primary earnings per share in any period presented.

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

2.  Business Acquisitions

    Pending Acquisition

    In December 1996, the Company announced an agreement in principle to acquire AquaMatic, Inc. of Rockford, Illinois. AquaMatic products will be sold through existing Osmonics distribution channels, offering a more complete line of specialty valves and controllers for the water treatment market. Revenues of AquaMatic were less than $15,000 in 1996 and 1995. The acquisition will be recorded under the purchase method of Accounting.

    Completed Acquisitions

    On July 24, 1996, Desalination Systems, Inc. (DSI) merged with the Company through an exchange of 1,312,827 shares of the Company's common stock for the Class A common stock and Class B common stock of DSI. The transaction was accounted for as a pooling-of-interests. DSI's principal business is the manufacture of membranes used for reverse osmosis, nanofiltration, ultrafiltration and microfiltration.

    The historical financial statements of the Company have been restated to give effect to the acquisition as though the companies had operated together from the beginning of the earliest period presented. Separate results of operations of the combined entities for the six months ended June 30, 1996 and the years ended
    December 31, 1995 and 1994 were as follows:

                                  Six Months
                                ended June 30,  Year ended December 31,
                                    1996          1995        1994
    Sales:
       Osmonics                  $ 64,405      $111,610     $ 96,180
       DSI                         11,642        20,348       17,610
       Eliminations                  (269)       (1,175)        (882)
          Combined               $ 75,778      $130,783     $112,908

    Net income:
       Osmonics                   $ 5,975       $11,212      $ 9,955
       DSI                            721           667          499
          Combined                $ 6,696       $11,879      $10,454

    The eliminations represent sales between the combined entities prior to the combination. The sales elimination had no significant effect on net income in the years presented.

    On October 4, 1995, the Company acquired the assets and operations of Western Filter Co., Denver, Colorado. The purchase price was approximately $7,000 and included $5,780 of intangible assets which are being amortized on the straight line method over 30 years. Western Filter products are being sold through the existing Osmonics distribution channels, offering a more complete line of water and waste water treatment options. Revenues of Western Filter were less than $10,000 in 1995 and 1994. The purchase method of accounting was used. The Company may be required to make additional payments of up to $2,000 over the period ending December 1998, contingent upon the sales and gross margins of Western Filter Co.

    On November 18, 1994, the Company acquired the assets of Lakewood Instruments, Inc. The purchase method of accounting was used.

    On January 1, 1994, the Company acquired the 18% minority shareholder interest of its majority-owned subsidiary, Poretics. The Company owns 100% of Poretics' shares after the transaction. The purchase method of accounting was used.

    The Western Filter, Lakewood, and Poretics minority interest acquisitions had no significant pro forma effect on the Company's sales, net income, or net income per share in 1995 or 1994. The results of operations of Western Filter, Lakewood and Poretics are included in the consolidated statements of income from the respective dates of acquisition.

3.  Marketable Securities

    The Company considers all of its marketable securities available-for-sale. Marketable securities at December 31, 1996 consisted of the following:

                                 AmortizedUnrealized  Unrealized   Fair
                                  Cost      Gains      (Losses)    Value

    U.S. government securities
      0-5 year maturity          $ 3,781  $   29      $ (49)      $ 3,761
      6 year or greater maturity     447       0        (10)          437

    Municipal bonds
      0-5 year maturity            2,836     118          -         2,954
      6 year or greater maturity   2,281     134          -         2,415

    Corporate debt securities and other
      0-5 year maturity              866       -        (67)          799
      6 year or greater maturity     299       -         (3)          296

    Equity securities              3,897   4,612       (143)        8,366

    Total before tax effect      $14,407   4,893       (272)      $19,028

    Deferred tax effect of
      unrealized (gains) losses           (1,860)       103

    Net unrealized gains (losses) on
      marketable securities               $3,033      $(169)


Marketable securities at December 31, 1995 consisted of the following:

                                 AmortizedUnrealized  Unrealized   Fair
                                  Cost      Gains      (Losses)    Value

    U.S. government securities
      0-5 year maturity          $ 4,784  $   60      $ (23)      $ 4,821
      6 year or greater maturity     648      24          -           672

    Municipal bonds
      0-5 year maturity            2,320     112          -         2,432
      6 year or greater maturity   4,777     211          -         4,988

    Corporate debt securities and other
      0-5 year maturity            1,505      24        (43)        1,486
      6 year or greater maturity     699      16          -           715

    Equity securities              5,616   5,681       (104)       11,193

    Total before tax effect      $20,349   6,128       (170)      $26,307

    Deferred tax effect of
      unrealized (gains) losses           (2,329)        65

    Net unrealized gains (losses) on
      marketable securities               $3,799      $(105)


    Market values are based on quoted market prices.

    In 1996, proceeds from sales of available-for-sale securities were $8,068. The net gain on these sales was $2,788, determined on the specific identification method.

    In 1995, proceeds from sales of available-for-sale securities were $7,037. The net gain on these sales was $919, determined on the specific identification method.


4.  Inventories

    Inventories consist of the following:

                                                   December 31,
                                                 1996        1995

    Finished goods                            $ 5,276     $ 4,979

    Work in process                             9,319       7,759

    Raw materials                              18,416      16,884

                                               33,011      29,622
    Less adjustment to reduce
      inventories of $6,016 and $4,728
      to last-in, first-out method
      (See Note 1)                               (689)       (649)

                                              $32,322     $28,973

5.  Restricted Cash

    Cash restricted for purchase and construction of equipment at December 31, 1996 and 1995 represents proceeds received from the issuer of Industrial Development Revenue Bonds (see Note 9) restricted to the purchase and construction of property and equipment used in the Company's operations.

6.  Note Receivable - Fully Reserved

    In 1988, DSI, a pooled company, sold its 50% interest in another company in exchange for a $750 note receivable due in October of 1998. The note receivable is secured only by the shares of the company sold. Because the company sold has no significant book value, the note receivable has been fully reserved.

7.  Line of Credit

    In 1996, the Company established a $7,000 unsecured revolving line of credit for working capital needs. The revolving line of credit is for two years with a variable interest rate which is a function of the LIBO rate and the Federal Reserve System reserve requirement for Eurocurrency liabilities. The terms of the credit agreement contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures. At December 31, 1996, the Company had borrowings outstanding under the line of $2,511, and the interest rate was 6.19%. In January 1997 the line of credit agreement was amended and increased to $12,000.

    Prior to its merger with the Company, DSI had an available bank line of credit which provided for borrowings up to $4,000. Advances under the line were repaid after the merger and the line has been terminated. At December 31, 1995, DSI had outstanding borrowings under the line of $1,619.

8.  Other Accrued Liabilities

    Other accrued liabilities consist of the following:

                                                   December 31,
                                                 1996        1995

    Warranty and start-up                       $1,802      $1,868

    Professional fees and other accruals         1,592       2,425

    Acquisition liabilities                          -       1,827

    Customer deposits                            3,024       2,258

    Accrued property taxes, income
     taxes and other taxes                         888       1,721

                                                $7,306     $10,099
9.  Debt

    Long-term debt is as follows:
                                                   December 31,
                                                1996        1995

    Promissory notes; interest payable
      quarterly at the three month LIBOR
      rate plus 80 b.p.; due through
      2001.  The interest rate on
      December 31, 1996 was 6.46%.            $ 8,575     $10,000

    Industrial development revenue bonds
      (IDRB's), principal due in varying
      annual payments over 30 years; interest
      payable monthly at a variable rate
      determined periodically by the bond
      remarketing agent (4.25% at
      December 31, 1996).                       8,270        8,550

    Industrial revenue bonds (IRB's);
      interest payable at LIBOR plus 45 to
      95 b.p. depending on collateral
      deposited with the lender; due in 1997.
      The interest rate on December 31, 1996
      was 5.97%.                                2,800       2,800

    Mortgage notes payable to two French
      banks; interest payable monthly at PIBOR
      plus 40 b.p.  The interest rate on
      December 31, 1996 was 3.83%.                727         928

    Other notes                                   510         833

                                               20,882      23,111

    Less current portion                       (4,982)     (2,192)

                                              $15,900     $20,919


    The IDRB debt, IRB debt and mortgage notes payable to French banks are collateralized by real and personal property of the Company.

    Aggregate maturities of long-term debt outstanding at December 31, 1996 are:

    1997 - $4,982; 1998 - $2,150; 1999 - $2,150; 2000 - $2,242;
    2001 - $3,692; beyond 2001 - $5,666.

    The interest rate on the IRB's is determined in part by the amount of collateral held by the lender. At December 31, 1996 and December 31, 1995, $2,000 of collateral was held by the lender, resulting in an interest rate of LIBOR plus 45 b.p. The $2,000 of collateral is included in marketable securities.

    The promissory notes contain a covenant which limits the payment of dividends to shareholders. At December 31, 1996 approximately $33,583 of retained earnings were restricted under this covenant.
    In addition, the Company's various debt agreements contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures.

    Cash payments for interest related to all debts of the Company were $1,551, $1,409, and $865, for 1996, 1995, and 1994, respectively.

10. Stock Options

    At December 31, 1996, the Company had reserved 7,500 common shares for issuance to key employees under a 1983 stock option plan. Options were issued at a price not less than market value on the date of grant and become exercisable over a five-year period, after which they expire. The following is a summary of activity under the 1983 stock option plan. No additional options can be granted under the 1983 plan.

                                        1996       1995       1994

    Options held by employees
     at December 31                    7,500      86,206     121,126
     Exercise price range on           $10.50 to  $ 6.45 to  $ 3.63 to
      options held at December 31      $10.50     $13.50     $13.50

    Number of options exercised
     during the year                   65,805     34,920     22,724
    Price range of options             $ 6.45 to  $ 3.63 to  $ 3.63 to
     exercised during the year         $13.50     $10.16     $10.16

    Exercisable options held at
     December 31                       7,500      84,330     97,500
    Exercise price range of            $10.50 to  $ 6.45 to  $ 3.63 to
     exercisable options               $10.50     $13.50     $13.50

    The Company also has reserved 299,050 common shares at December 31, 1996 for issuance to key employees under a 1993 Stock Option Plan. Options are granted at a price not less than market value on the date of the grant and become exercisable over a period of up to ten years, after which they expire. The following is a summary of activity under the 1993 Stock Option Plan.

                                        1996       1995       1994

    Options held by employees
     at December 31                    50,200     34,163     12,633
    Exercise price range on            $13.67 to  $13.67 to  $13.67 to
     options held at December 31       $22.38     $18.25     $14.50

    Number of options exercised
     during the year                   263        500        187
    Price range of options             $13.67 to  $14.38 to  $13.67 to
     exercised during the year         $14.38     $14.38     $13.67

    Exercisable options held at
     December 31                       10,687     2,463      375
    Exercise price range of            $13.67 to  $13.67 to  $13.67 to
     exercisable options               $18.25     $14.50     $13.67

    Desalination Systems, Inc. (DSI), a pooled company (Note 2), has a stock option plan for which 371,841 shares of the Company's common stock are reserved. Options issued under the plan vest in varying periods of up to 5 years and expire on various dates through March 2003. The following is a summary of activity under the plan. No additional options can be granted under the DSI plan.

                                        1996       1995       1994

    Options held by employees
     at December 31                    371,841    371,841    386,248
    Exercise price range on            $3.18 to   $3.18 to   $3.18 to
     options held at December 31       $6.94      $6.94      $6.94

    Number of options exercised
     during the year                   -          14,407     -
    Price range of options
     exercised during the year         -          $3.47      -

    Exercisable options held at
     December 31                       360,315    351,672    354,553
    Exercise price range of            $3.18 to   $3.18 to   $3.18 to
     exercisable options               $6.94      $6.94      $6.94

    The Company also had a 1985 Employee Stock Purchase Plan. In 1995 and 1994, 14,548 and 33,657 shares were issued, respectively, under the 1985 Plan at an average price of $13.58 and $12.80, respectively. No additional shares may be issued under the 1985 Plan.

    The 1985 Plan was superseded by the 1995 Employee Stock Purchase Plan, approved by the shareholders at the 1995 Annual Meeting and effective June 1, 1995. Employees may purchase common shares of the Company at 85% of market price. In 1996 and 1995, 41,154 and 22,175 shares were issued, respectively, under the 1995 Plan at an average price per share of $17.41 and $14.79, respectively. At December 31, 1996, 336,666 shares remain unissued in the 1995 Plan.

    In 1993, the Company granted a director an option to purchase
    45,000 shares of common stock at an exercise price of $12.33 per share. This option vests over a five-year period.

    In 1995, the Board of Directors adopted a 1995 Director Stock Option Plan. The plan provides that each director of the Company shall automatically receive, as of the date of each Annual Meeting of Shareholders, a non-qualified option to purchase 3,000 shares of the Company's common stock. The options have a ten-year term and are exercisable one year after the grant date at an exercise price equal to the fair market value of the shares on the grant date. In 1996, options to purchase 18,000 shares at a price of $19.88 were issued under this plan. In 1995, options to purchase 18,000 shares at a price of $17.13 were issued under this plan. At December 31, 1996, 18,000 options were exercisable under this plan at a price of $17.13.

    The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock-based compensation plans. Had compensation costs been determined based on the fair value of the 1996 and 1995 stock option grants consistent with the requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" (FAS 123), there would have been no material effect on the Company's pro forma net income or net income per common and common equivalent share for 1996 or 1995.

    The Company had 500,000 authorized and unissued shares of preferred stock at December 31, 1996 and 1995.

11. Income Taxes

    Income tax expense consists of:

                                            Year ended December 31,
                                          1996       1995       1994
    Current:

      Federal                             $3,556    $4,219     $3,520

      State                                  395       429        370

      Foreign                                640       372        156

    Deferred:

      Depreciation                           370       144       (204)

      Valuation allowance adjustment           -      (197)         -

      Allowance for doubtful
        accounts, start-up, warranty,
        inventory and other accruals         462       314       (223)

      Discontinued operations                  -       228        350

      Other                                1,018      (555)      (161)

                                          $6,441    $4,954     $3,808

    Cash payments for income taxes were $5,716, $5,382, and $3,195 for 1996, 1995, and 1994, respectively.

    A reconciliation of the income taxes computed at the Federal statutory rate to the Company's income tax expense is as follows:

                                            Year ended December 31,
                                          1996       1995        1994

    Taxes at Federal rate (35%)          $6,968     $5,892      $4,992

    Increase (decrease) resulting from:

    Valuation allowance adjustment            -       (471)       (608)

    State taxes, net of Federal tax
      benefit                               397        201         231

    Foreign Sales Corp. benefit            (361)      (248)       (223)

    Tax credits                            (197)      (273)       (312)

    Tax exempt interest/dividend
      deduction                            (128)      (200)       (193)

    Effect of foreign affiliates with
      different tax rates or net losses      12        245        (324)

    Uncollectible account write-off        (442)         -           -

    Other                                   192       (192)        245

                                         $6,441     $4,954      $3,808

12. Deferred Tax Assets and Liabilities

    Temporary differences which give rise to Deferred Tax Assets and Liabilities are as follows as of December 31:

                                                 1996        1995
    Current assets:

      Allowance for doubtful
        accounts, start-up, warranty,
        inventory and other accruals            $3,627      $3,863

      Unrealized gain on marketable
        securities                              (1,757)     (2,264)

      Inventory costs capitalized for tax          115         363

      Other                                       (426)         45

      Total current deferred assets             $1,559      $2,007

    Noncurrent liabilities:

      Depreciation                              $3,130      $2,641

      Other                                        486          81

      Total non-current deferred
        tax liabilities                         $3,616      $2,722


    The deferred tax asset valuation reserve decreased $471 during the year ended December 31, 1995. This decrease was due to the use of net operating loss carryforwards and credits during the year, as offsets against taxable income, and to the determination that the remaining deferred tax assets are more likely than not to confer future tax benefits to the Company.

13. Sales and Segment Information

    All continuing operations for which geographic data is presented below are in one principal industry (design, manufacture and marketing of machines, systems, instruments and components used in the processing of fluids).
                                          1996       1995       1994

    Sales to unaffiliated customers from:

      United States                     $141,124   $116,964   $100,632
      Foreign operations                  14,822     13,819     12,276

    Transfers from (to) geographic areas:

      United States                        7,890      7,936      6,699
      Foreign operations                  (7,890)    (7,936)    (6,699)

                                        $155,946   $130,783   $112,908

    Pretax income:

      United States                     $ 18,225   $ 16,190   $ 12,950
      Foreign operations                   1,683        643      1,312

                                        $ 19,908   $ 16,833   $ 14,262

    Identifiable assets:

      United States                     $144,609   $134,408   $103,184
      Foreign operations                   7,567      8,011      7,531
                                        $152,176   $142,419   $110,715

    NOTE:  Transfers are made at market value.

    Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                              Year ended December 31,
                                             1996      1995       1994

    Asia/Pacific                           $14,661   $10,915    $ 8,187

    Europe                                   9,181     7,798      7,853

    Rest of the World                        9,222     9,641      7,841
                                           $33,064   $28,354    $23,881

    Total international sales for the Company were as follows:
    1996 - $47,886; 1995 - $42,173; and 1994 - $36,157.

14. Commitments and Contingencies

    The Company leases facilities for sales, service or manufacturing purposes in Wisconsin, Massachusetts, California, Florida, Iowa, Arizona, Switzerland, Hong Kong, Japan, Singapore, and Thailand.

    Future minimum lease payments on all operating leases of $2,750 are as follows: 1997 - $780; 1998 - $584; 1999 - $395; 2000 - $271;
    2001 - $180; and beyond 2001 - $540. Rent expense for the past three years was: 1996 - $1,100; 1995 - $1,718; and 1994 - $1,851.

    The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, such litigation and claims will be resolved without a material effect on the Company's financial position or results of operations.

15. Stock Split

    On February 18, 1994, the Company approved a three-for-two stock split in the form of a 50% stock dividend for shareholders of record March 4, 1994. All share and per share amounts have been restated to reflect the stock split.

16. Employee Benefit Plans

    The Company has a noncontributory discretionary profit sharing plan covering certain employees meeting age and length of service requirements. The Company contributes annually to the plan an amount established at the discretion of the Board of Directors.

    Total expense recognized by the Company under these plans amounted to $1,435, $996, and $1,077 in 1996, 1995, and 1994, respectively.


INDEPENDENT AUDITORS REPORT

Board of Directors and Shareholders Osmonics, Inc.
Minnetonka, Minnesota

We have audited the accompanying consolidated balance sheets of Osmonics, Inc. and Subsidiaries ( the Company) as of December 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity, and chash flow for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifigant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Osmonics, Inc. and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flow for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte and Touche LLP
Minneapolis, Minnesota
February 10, 1997


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATION


      The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes included in this report.

Results of Operations

      The following table sets forth certain statement of operations data as a percentage of net sales for the periods indicated.

                                Years Ending             Percentage
                                December 31,         Increase (Decrease)
                                                       1996 vs   1995 vs
                          1996      1995      1994     1995      1994

Net Sales                100.0%    100.0%    100.0%     19.2%     15.8%

  Cost of Goods Sold      59.3      57.1      55.4      23.9      19.5

Gross Profit              40.7      42.9      44.6      13.0      11.3

  SG&A                    22.5      24.0      24.7      11.8      12.2

  RD&E                     7.0       7.2       8.0      16.4       4.6

Operating Profit          11.2      11.7      11.9      13.5      14.0

  Other Income             1.5       1.2       0.8      67.2      84.0

 Income Taxes              4.1       3.8       3.4      30.0      30.1

Net Income                 8.6       9.1       9.3      13.4      13.6

      Comparison of Years Ended December 31, 1996 and December 31, 1995

      Net Sales for 1996 increased $25,163 or 19.2% to $155,946 as compared to net sales of $130,783 for 1995. The sales increase was realized across nearly all product lines, and for both domestic and international markets.

      Gross Profit increased $7,310 or 13.0% to $63,423 in 1996, compared to $56,113 in 1995. As a percentage of net sales, gross profit decreased to 40.7% from 42.9%. The reduction in gross profit was due to a less favorable sales mix, more aggressive pricing in certain product lines, and some effect of higher material costs. Sales in 1996 included some order backlog acquired from Western Filter in October 1995, which was at lower gross margins than other of the Company's products.

      Selling, General and Administrative Expenses increased $3,702 or 11.8% to $35,079 in 1996, compared to $31,377 in 1995. As a percentage of sales, SG&A expense decreased to 22.5% from 24.0%, primarily reflecting improved productivity of both sales and administrative personnel.

      The Company's marketing priority is to get its products into distribution as soon as possible. In 1994, 1995 and 1996, the Company invested significantly in growing its sales and marketing organization. The number of sales personnel increased by 24%, 26% and 6% in 1994, 1995 and 1996, respectively. As a result of the Company's acquisitions, the Company inherited a number of separate sales forces selling individual products. In 1996, the Company reorganized and centralized its sales groups to focus responsibility for customer relationships for all products through expanded local sales offices and to provide technical sales support from the appropriate product manufacturing site. The Company believes these changes will enhance customer service and increase market penetration in the future.

      Research, Development and Engineering Expenses increased $1,538 to $10,937 in 1996, from $9,399 in 1995. As a percentage of sales, these expenses were 7.0% of sales in 1996, compared to 7.2% in 1995. The Company believes the current level of funding is adequate to support its product development programs.

      Other Income increased to $2,501 in 1996, compared to $1,496 in 1995, due primarily to gains on the sale of investments.

      The effective tax rate for the years ended December 31, 1996 and 1995 were 32.4% and 29.4%, respectively. The increase in the tax rate is primarily due to the reduced availability of tax loss carryforwards and credits from Autotrol and its subsidiaries.

      Net Earnings increased $1,588 or 13.4% to $13,467 or $0.93 per share for 1996, compared to $11,879 or $0.83 per share for 1995. As a percentage of net sales, net earnings were 8.6% for 1996 compared to 9.1% for 1995.

      Comparison of Years Ended December 31, 1995 and December 31, 1994

      Net Sales for 1995 increased $17,875 or 15.8% to $130,783 from $112,908 for 1994. International sales increased at approximately the same rate as domestic sales in 1995 due to improved marketing and selling efforts in the Asia/Pacific and Americas areas. The 1995 sales growth also benefited from the October 1995 acquisition of Western Filter and the November 1994 acquisition of Lakewood Instruments.

      Gross Profit increased $5,708 or 11.3% to $56,113 in 1995 compared to $50,405 in 1994. As a percentage of net sales, gross profit decreased to 42.9% in 1995, compared to 44.6% in 1994. The decrease was due to an increased mix of sales of lower margin products, increased material costs and more aggressive pricing.

      Selling, General and Administrative Expenses increased $3,410 or 12.2% to $31,377 in 1995 compared to $27,967 in 1994. As a percentage of net sales, these expenses were 24.0% in 1995, compared to 24.7% in 1994. The increase in spending was attributable to increased marketing programs and expanded domestic and international selling efforts. These expenses did not increase at as high a rate as the sales increase due to the continued cost savings in administrative expenses as recent acquisitions were assimilated.

      Research, Development and Engineering Expenses increased $410 or 4.6% to $9,399 in 1995 compared to $8,989 in 1994. As a percentage of net sales, these expenses were 7.2% in 1995, compared to 8.0% in 1994.

      Other Income increased to $1,496 in 1995, compared to $813 in 1994, due primarily to gains on the sale of land and investments.

      The Company's effective tax rate for 1995 was 29.4% compared to 26.7% in 1994. The increase in the tax rate was primarily due to the reduced availability of tax loss carryforwards and credits from Autotrol and its subsidiaries.

      Net Earnings increased $1,425 or 13.6% to $11,879 ($0.83 per share) in 1995 compared to $10,454 ($0.74 per share) in 1994. As a percentage of net sales, net earnings were 9.1% in 1995, compared to 9.3% in 1994.

Liquidity and Capital Resources

      At December 31, 1996, the Company had cash and marketable securities of $24,420 as compared to $31,036 at December 31, 1995. The reduction in cash and marketable securities was primarily the result of investments of $15,658 in facilities and equipment during 1996.

      Cash provided by operations was $5,736, $8,421, and $10,097 for the years ending December 31, 1996, 1995 and 1994, respectively. The decrease in cash provided by operating activities in 1996 and 1995 was principally due to increased working capital requirements to support the Company's sales growth.

      Capital expenditures for the years ending December 31, 1996, 1995 and 1994 were $15,658, $20,818, and $4,212, respectively. In 1995 and
1996, the Company expanded and reconfigured its Minnetonka, Minnesota and Vista, California facilities. During 1995, the Company also purchased its previously leased Milwaukee facility for $3,100. The Company currently has eleven manufacturing facilities in the U.S. and one in France. The level of capital expenditures in 1997 is expected to be less than the levels of 1996 and 1995.

      The Company in 1996 negotiated a $7,000 unsecured revolving line of credit for working capital needs. The revolving line of credit is for two years with a variable interest rate which is a function of the LIBO rate and the Federal Reserve System reserve requirement for Eurocurrency liabilities. This revolving line of credit replaced a $1,000 line of credit. At December 31, 1996, the Company had $4,489 available under the revolving line of credit.

      The Company's operating cash requirements consist principally of working capital requirements, capital expenditures and scheduled payments of principal on outstanding indebtedness. The Company believes that its cash and marketable securities, cash flow from operating activities and borrowings under its bank facility will be adequate to meet the Company's liquidity and capital investment requirements in the foreseeable future.

Private Securities Litigation Reform Act

      The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. Such statements may relate to plans for future expansion, business development activities, other capital spending, financing, or the effects of regulation and competition. Such information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to product development activities, dependence on existing management, global economic and market conditions, and changes in federal or state laws.