Form 10-K, Exhibit 13
period 1997-12-31
OSMONICS INC
filed 1998-03-30
CIK 75049

OSMONICS, INC.
                          CONSOLIDATED STATEMENTS OF INCOME

                          (In thousands, except share data)


                                             Year ended December 31,

                                            1997      1996      1995

            Sales                         $164,905  155,946   $130,783

            Cost of sales                   99,860   92,523     74,670

            Gross profit                    65,045   63,423     56,113

            Operating expenses:

             Selling, general and
             administrative                 39,603   35,079     31,377
             Research, development and
             engineering                    10,635   10,937      9,399
             Special charges                 1,448        -         -
                                            51,686   46,016     40,776

            Income from operations          13,359   17,407     15,337

            Other income (expense), net:

             Interest income                  913     1,023      1,649
             Interest expense              (2,226)   (1,594)    (1,565)
             Other                            344     3,072      1,412
                                             (969)    2,501      1,496
            Income from continuing
             operations before income      12,390    19,908     16,833
             taxes

            Income taxes (Note 11)          3,927     6,441      4,954

            Income from continuing
            operations                      8,463    13,467     11,879

            Recovery on discontinued
             operations
             (less income taxes of $617)    1,330         -          -

            Net income                    $ 9,793   $13,467   $ 11,879

            Earnings per share _ basic
             (Note 16)
             Income from continuing
             operations                     $0.60     $0.95      $0.84
             Net income                     $0.70     $0.95      $0.84

            Earnings per share _
             assuming dilution
             (Note 16)
             Income from continuing
             operations                     $0.59     $0.93      $0.83
             Net income                     $0.68     $0.93      $0.83


                                   OSMONICS, INC.
                             CONSOLIDATED BALANCE SHEETS

                          (In thousands, except share data)

                                                        December 31,

                                                        1997      1996


            ASSETS
            Current assets:
             Cash and cash equivalents                $4,872     $5,392
             Marketable securities (Note 3)           17,004     19,028
             Trade accounts receivable, net of
             allowance for doubtful                   28,969     28,200
               accounts of $888 in 1997 and
               $907 in 1996
             Inventories (Note 4)                     35,228     32,322
             Deferred tax assets (Note 12)             1,413      1,559
             Other current assets                      1,639      2,026
               Total current assets                   89,125     88,527
            Property and equipment, at cost:
             Land and land improvements                5,535      5,485
             Buildings                                29,278     27,158
             Machinery and equipment                  62,555     50,045
             Construction in progress                    215      3,438
                                                      97,583     86,126
             Accumulated depreciation                (42,550)   (34,332)
                                                      55,033     51,794
            Cash restricted for purchase and
             construction of equipment (Note 5)        1,130      1,960
            Goodwill, net of accumulated
             amortization of $960 in 1997 and         15,257      7,395
             $553 in 1996
            Long-term investments                      1,016        726
            Other assets, net of accumulated
             amortization of tangible assets of        2,922      1,774
             $412 in 1997 and $342 in 1996
               Total assets                          $164,483    152,176

            LIABILITIES AND SHAREHOLDERS' EQUITY

            Current liabilities:
             Accounts payable                         $9,728     $12,511
             Line of credit advances (Note 6)         14,012      2,511
             Notes payable and current portion of      2,162      4,982
             long-term debt (Note 9)
             Accrued compensation and employee         6,125      5,254
             benefits
             Reserve for discontinued operations           -      1,957
             (Note 7)
             Other accrued liabilities (Note 8)       11,825      7,306
               Total current liabilities              43,852     34,521

            Long-term debt (Note 9)                   13,792     15,900
            Deferred income taxes (Note 12)            4,439      3,616
            Other liabilities                             25        196
            Commitments and contingencies (Note 14)
            Shareholders' equity (Note 9 and 10):
             Common stock, $0.01 par value
               Authorized -- 50,000,000 shares
               Issued -- 1997:  13,943,544 and 1996:
               14,193,239 shares                         140        142
             Capital in excess of par value           20,261     23,128
             Retained earnings                        80,128     71,781
             Unrealized gain on marketable
             securities (Note 3)                       2,180      2,864
             Cumulative effect of foreign currency
             translation adjustments                    (334)        28
               Total shareholders' equity             102,375    97,943
               Total liabilities and shareholders'
               equity                                $164,483  $152,176



                                   OSMONICS, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (In thousands)

                                                 Year ended December 31,
                                                  1997    1996     1995
            Cash flows from operations:
              Net income                        $9,793  $13,467  $11,879
              Non-cash items included in net
              income:
                Depreciation and amortization   5,791     4,874   3,795
                Deferred income taxes           1,176     1,849     (71)
                Gain on sale of land and         (573)   (3,396)   (810)
                  investments
                Special charges                 1,448        -        -
                Recovery on discontinued       (1,947)       -        -
              operations
              Changes in assets and liabilities
              (net of business acquisitions):
                Accounts receivable             1,370    (4,648) (4,494)
                Inventories                     1,806    (3,349) (6,517)
                Other current assets              457       155    (727)
                Accounts payable and accrued
                liabilities                     (2,553)  (3,216)  5,798
                Reserve for deferred
                compensation                         -       -     (432)
                 Net cash provided (used) by
                 operations                     16,768   5,736    8,421

            Cash flows from investing
              activities:
              Business acquisitions (net of     (13,992)     -   (5,380)
              cash acquired)
              Purchase of investments             (902)  (1,418) (6,633)
              Maturities and sales of            2,478    9,570  13,228
              investments
              Purchase of property and          (6,609) (15,658) (20,818)
              equipment
              Sales of property and equipment      456    2,535      -
              Pending acquisition costs         (1,200)     -        -
              Other                               (245)    (169)   (367)
                 Net cash provided (used) for
                 investing activities           (20,014) (5,140) (19,970)

            Cash flows from financing
              activities:
              Proceeds from notes payable and
              current debt                      16,967     882   13,928
              Reduction of long-term debt      (10,394) (2,219)  (5,898)
              Cash restricted for purchase and
              construction  of equipment          830       74   (2,034)
              Issuance of common stock            934    1,324      761
              Purchase of common stock          (5,249)      -        -
              Dividends paid by a pooled
              company                               -        -      (90)
                 Net cash provided (used) in
                 financing activities           3,088       61    6,667

              Effect of exchange rate changes    (362)       6      (94)
                on cash
            Increase (decrease) in cash and      (520)     663   (4,976)
              cash equivalents
            Cash and cash equivalents -          5,392    4,729   9,705
              beginning of year
            Cash and cash equivalents - end of  $4,872   $5,392  $4,729
              year

                                   OSMONICS, INC.
             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (In thousands)

                                                          Unreal
                                                           ized
                                           Capital         Gain    Cumul-
                                              in            on     ative
                              Common Stock  Excess   Ret- Market  Transl-
                                              of    ained  able    ation
                              Common         Par    Earn- Securi  Adjust-
                              Shares  Amt.  Value   ings   ties    ments

             Balance -
             January 1, 1995  13,999  $140 $21,045 $46,525 $1,038   $178

             Net income            -     -      -   11,879    -       -

             Translation
             adjustment            -     -      -     -      -      141

             Change in
             unrealized gain       -     -      -     -    2,656      -
             on marketable
             securities

             Dividends of
             pooled company        -     -      -    (90)    -       -

             Employee stock
             purchase             87     1    760     -      -       -
               plans

            Balance -         14,086   141  21,805  58,314 3,694   319
             December 31,
             1995

             Net income            -     -      -   13,467   -       -

             Translation
             adjustment            -     -      -     -      -     (291)

             Change in
             unrealized gain       -     -      -     -    (830)     -
             on marketable
             securities

             Employee stock
             purchase            107     1  1,323     -      -       -
               plans


            Balance -
             December 31,     14,193   142  23,128  71,781 2,864     28
             1996

             Net income                             9,793

             Translation
             adjustment                                            (362)

             Change in
             unrealized gain                               (684)
             on marketable
             securities

             Employee stock
             purchase             66     1    933
               plans

             Purchase of
             common stock       (316)   (3) (3,800) (1,446)


            Balance _
             December 31,     13,943  $140 $20,261 $80,128 $2,180 $(334)
             1997


                                  FIVE-YEAR RESULTS
                      (In thousands, except per share amounts)

            INCOME DATA:  (Restated for poolings-of-interests)

                                         Year ended December 31,
                                1997     1996     1995    1994     1993
            Sales            $164,905 $155,946 $130,783 $112,908 $108,212

            Income from
            continuing          8,643   13,467   11,879   10,454    9,294
            operations

            Net income          9,793   13,467   11,879   10,454    9,294

            Earnings per
            share _ basic
            (Note 16)
              Income from
              continuing
              operations        $0.60    $0.95    $0.84    $0.75    $0.67
              Net income        $0.70    $0.95    $0.84    $0.75    $0.67

            Earnings per
            share -
            assuming
              dilution
            (Note 16)
              Income from
              continuing
              operations        $0.59    $0.93    $0.83    $0.74    $0.66
              Net income        $0.68    $0.93    $0.83    $0.74    $0.66

            Average shares
            outstanding
              Basic            14,031   14,145   14,058   13,941   13,897
              Assuming-
                dilution       14,313   14,458   14,365   14,206   14,075


            BALANCE SHEET DATA:  (Restated for poolings-of-interests)

            Total assets    $164,483  $152,176 $142,419 $110,715  $96,812

            Long-term debt    13,792    15,900   20,919   14,475   14,532


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

            INCOME DATA:  (As Originally Reported)

                                     Year ended December 31,
                      1997     1996     1995     1994     1993    1992    1991    1990    1989    1988    1987

            Sales   $164,905 $155,946 $111,610  $96,180 $89,043 $50,541 $46,738 $43,553 $36,223 $31,058 $20,464

            Net
            income     9,793   13,467   11,212    9,955   7,895   4,528   3,902   3,714   4,047   2,990   1,151


            BALANCE SHEET DATA:  (As Originally Reported)

            Total
            asets   $164,483 $152,176 $125,058 $102,035 $88,826 $60,300 $54,931 $54,370 $45,884 $43,430 $37,715

            Working
            capital   45,273   54,006   54,224   55,995  45,281  29,471  25,955  21,692  21,117  15,707  13,836

            Long-
            term
            debt      13,792   15,900   12,441   14,050  13,913  13,221  13,697  13,761   3,788   3,664   3,753

            Share-
             holders'
             equity  102,375   97,943   78,471   63,751  52,070  33,793  28,891  24,720  33,067  28,909  25,598

            (a)       1992 Net income includes an increase in earnings of $420
               ($0.05 per share) as a result of adopting the Financial
               Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

                              QUARTERLY FINANCIAL DATA
                      (In thousands, except per share amounts)



            Quarterly Financial Data - 1997


                                             Quarter Ended


                             March 31(b) June 30    Sept. 30    Dec. 31(b)

            Sales              $42,313   $41,789    $42,420      $38,383

            Gross profit        16,349    16,858     16,954       14,884

            Net income           2,759     2,593      2,296        2,145

            Net income per
            share _              $0.19     $0.18      $0.16        $0.15
            basic (a)

            Net income per
            share _ assuming     $0.19     $0.18      $0.16        $0.15
            dilution(a)



            Quarterly Financial Data - 1996


                                             Quarter Ended


                                March 31  June 30   Sept. 30    Dec. 31

            Sales               $39,051   $36,727    $39,493   $40,675

            Gross profit        16,024     15,225     16,246    15,928

            Net income           3,635      3,061      3,314     3,457

            Net income per
            share _              $0.26      $0.22      $0.23     $0.24
            basic(a)

            Net income per
            share _ assuming     $0.25      $0.21      $0.23     $0.24
            dilution(a)

            (a)Income per share has been restated to reflect the
               adoption of the Statements of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). See Note 16 of the consolidated financial statements.
            (b)Special charges of $1,448 ($0.07 per share after taxes)
               were recorded during the fourth quarter of 1997. Recovery from discontinued operations of $325 ($0.02 per share) and $1,005 ($0.07 per share) were recorded in first and fourth quarter of 1997, respectively.


                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      (Dollars in thousands, except share data)


            1. Summary of Significant Accounting Policies

               The Company is a manufacturer and marketer of high technology water purification, fluid filtration, fluid separation, and fluid transfer equipment and instruments, as well as the replaceable components used in purification, filtration, and separation equipment. These products are used by a broad range of industrial, commercial, consumer and institutional customers.

               The consolidated financial statements include the accounts of Osmonics, Inc. and its wholly and majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

               Sales are recorded when the product is shipped.

               The estimated fair value for notes payable and long-term debt approximates carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing.
               The estimated fair value of notes receivable approximates the net carrying value, as management believes the respective interest rates are commensurate with the credit, interest rate, and repayment risks involved.

               The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

               Inventories are stated at lower of cost (FIFO method) or market for all operations except for two business units which have historically valued inventory on the LIFO method.

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

               The Company recorded special charges of $1,448 during the fourth quarter of 1997. These non-recurring charges of $0.07 per share after taxes assuming dilution were for the write-offs of certain impaired assets and expenses related to recent acquisitions.

               The excess of cost over the fair market value of assets acquired in acquisitions is amortized over not more than 40 years. In accordance with SFAS 121 on impairment of long-lived assets, the carrying values of these intangibles are reviewed quarterly for impairment using discounted cash flows when events or circumstances warrant such a review. Other intangibles are carried at cost and amortized using the straight-line method over their estimated lives of 5 to 20 years.

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

            2. Business Acquisitions

               On February 25, 1997, the Company acquired all of the equity interest of AquaMatic, Inc. of Rockford, Illinois. The purchase price was approximately $15,000 and included $7,600 of goodwill which is being amortized on the straight-line method over 40 years. AquaMatic products are being sold through existing Osmonics distribution channels, offering a more complete line of specialty valves and controllers for the water treatment market. Revenues of AquaMatic were less than $15,000 in 1996 and 1995. The acquisition was recorded under the purchase method of accounting.

               The results of operations of AquaMatic are included in the consolidated statements of income from the date of acquisition.

               On July 24, 1996, Desalination Systems, Inc. (DSI) merged with the Company through an exchange of 1,312,827 shares of the Company's common stock for the Class A common stock and Class B common stock of DSI. The transaction was accounted for as a pooling-of-interests. DSI's principal business is the manufacture of membranes used for reverse osmosis, nanofiltration, ultrafiltration and microfiltration. The historical financial statements of the Company have been restated to give effect to the acquisition as though the companies had operated together from the beginning of the earliest period presented. Separate results of operations of the combined entities for the six months ended June 30, 1996 and the year ended December 31, 1995 were as follows:

                                         Six Months       Year ended
                                       ended June 30,    December 31,
                                            1996             1995
                Sales:
                  Osmonics               $ 64,405         $111,610
                  DSI                      11,642           20,348
                  Eliminations               (269)          (1,175)
                    Combined             $ 75,778         $130,783

                Net income:
                  Osmonics                $ 5,975          $11,212
                  DSI                         721              667
                    Combined              $ 6,696          $11,879

               The eliminations represent sales between the combined entities prior to the combination. The sales elimination had no significant effect on net income in the years presented.

               On October 4, 1995, the Company acquired the assets and operations of Western Filter Co., Denver, Colorado. The purchase price was approximately $7,000 and included $5,780 of goodwill which is being amortized on the straight line method over 30 years. Western Filter products are being sold through the existing Osmonics distribution channels, offering a more complete line of water and waste water treatment options. Sales of Western Filter were less than $10,000 in 1995. The purchase method of accounting was used. The Company may be required to make additional payments of up to $2,000 over the period ending December 1998, contingent upon the sales and gross margins of Western Filter Co. Such additional payments would increase recorded goodwill.

               The results of operations of Western Filter are included in the consolidated statements of income from the date of acquisition.

            3. Marketable Securities

               The Company considers all of its marketable securities available-for-sale. Marketable securities at December 31, 1997 consisted of the following:


                                    Amorti   Unreal   Unreal
                                    -ized    -ized    -ized      Fair
                                     Cost    Gains   (Losses)    Value


                U.S. government
                  securities
                  0-5 year
                  maturity         $3,835      $28    $ (15)    $3,848
                  6 year or
                  greater maturity    400        -       (1)       399

                Municipal bonds
                  0-5 year
                  maturity          3,517      175        -      3,692
                  6 year or
                  greater maturity    998       91        -      1,089

                Corporate debt
                  securities and
                  other
                  0-5 year
                  maturity            707        2       (7)       702
                  6 year or
                  greater maturity    100        4        -        104

                Equity securities    3,887    3,432    (149)      7,170

                Total before tax
                  effect           $13,444    3,732    (172)    $17,004

                Deferred tax
                  effect of
                  unrealized
                  (gains) losses             (1,447)     67

                Net unrealized
                  gains (losses)
                  on marketable
                  securities                 $2,285   $(105)

            Marketable securities at December 31, 1996 consisted of the following:

                                    Amorti    Unreal   Unreal
                                     -zed     -ized    -ized      Fair
                                     Cost     Gains    Losses    Value


                U.S. government
                  securities
                  0-5 year
                  maturity         $3,781      $  29    $(49)   $3,761
                  6 year or
                  greater maturity    447          0     (10)      437

                Municipal bonds
                  0-5 year
                  maturity          2,836        118       -     2,954
                  6 year or
                  greater maturity  2,281        134       -     2,415

                Corporate debt
                  securities and
                  other
                  0-5 year
                  maturity            866          -     (67)      799
                  6 year or
                  greater maturity    299          -      (3)      296

                Equity securities    3,897     4,612    (143)     8,366

                Total before tax   $14,407     4,893    (272)   $19,028
                  effect

                Deferred tax
                  effect of
                  unrealized
                  (gains) losses             (1,860)     103

                Net unrealized
                  gains (losses)
                  on
                  marketable
                  securities                 $3,033    $(169)

               Market values are based on quoted market prices.

               In 1997, proceeds from sales of available-for-sale securities were $1,678. The gains and losses on these sales were $614 and $41, respectively, determined on the specific identification method.

               In 1996, proceeds from sales of available-for-sale securities were $8,068. The gains and losses on these sales were $2,832 and $44, respectively, determined on the specific identification method.

            4. Inventories

               Inventories consist of the following:

                                                      December 31,

                                                   1997          1996

                Finished goods                  $  9,757       $ 5,276
                Work in process                    7,544         9,319
                Raw materials                     19,832        18,416
                                                  37,133        33,011
                Adjustment to reduce
                  inventories of $12,446 and
                  $6,016 to the last-in,          (1,905)        (689)
                  first-out method (See Note
                  1)
                                                 -------       -------
                                                 $35,228       $32,322

            5. Restricted Cash

               Cash restricted for purchase and construction of equipment at December 31, 1997 and 1996 represents proceeds received from the issuer of Industrial
               Development Revenue Bonds (see Note 9) restricted to the purchase and construction of property and equipment used in the Company's operations.

            6. Line of Credit

               The Company, at December 31, 1997, had an unsecured revolving line of credit of $22,000 for working capital needs. The revolving line of credit matures on October 8, 1998 and borrowings bear a variable interest rate related to LIBOR. The terms of the credit agreement contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures. As of December 31, 1997 and 1996, the Company was in compliance with all debt covenants. At December 31, 1997, the Company had borrowings outstanding under the line of $14,000, and the interest rate was 6.27%. At December 31, 1996, the Company had borrowings outstanding under the line of $2,511, and the interest rate was 6.19%.

            7. Discontinued Operations

               In September 1982, Autotrol Corporation (Autotrol), which has since been merged with the Company, discontinued its wastewater business. In subsequent years Autotrol incurred certain expenses related to the wastewater products and accrued for contingent liabilities. The Company determined in 1997 that the reserve was no longer required and recognized $1,330 ($0.09 per share.assuming dilution) of after-tax income as a recovery on discontinued operations.

            8. Other Accrued Liabilities

               Other accrued liabilities consist of the following:


                                                   December 31,

                                                 1997         1996

                Warranty and start-up          $1,900       $1,802
                Professional fees and other     2,123        2,480
                accruals
                Deferred acquisition            3,000            -
                payments
                Customer deposits               4,802        3,024
                                              -------       ------
                                              $11,825       $7,306


            9. Debt

               Long-term debt is as follows:

                                                     December 31,

                                                   1997        1996
                Promissory notes; interest
                  payable quarterly at the
                  three month LIBOR rate plus
                  80 b.p.; due through 2001.     $7,150      $ 8,575
                  The interest rate on
                  December 31, 1997 was 6.52%.

                Industrial development revenue
                  bonds (IDRB's), principal
                  due in varying annual
                  payments over 30 years;
                  interest payable monthly at
                  a variable rate determined      7,950        8,270
                  periodically by the bond
                  remarketing agent (6.61% at
                  December 31, 1997).

                Industrial revenue bonds
                  (IRB's); paid in 1997.              -        2,800

                Mortgage notes payable to two
                  French banks; interest
                  payable monthly at PIBOR
                  plus 40 b.p.  The interest        502          727
                  rate on  December 31, 1997
                  was 3.57%.

                Other notes                         352          510
                                                 ------       ------
                                                 15,954       20,882

                Current portion                  (2,162)      (4,982)
                                                -------      -------
                                                $13,792      $15,900

               The IDRB debt and mortgage notes payable to French banks are collateralized by real and personal property of the Company.

               Aggregate maturities of long-term debt outstanding at December 31, 1997 are:

               1998 - $2,162; 1999 - $2,159; 2000 - $2,250; 2001 -
               $3,700; 2002 - $834; beyond 2002 - $4,849.

               The interest rate on the IRB's was determined in part by the amount of collateral held by the lender. At December 31, 1996, $2,000 of collateral was held by the lender, resulting in an interest rate of LIBOR plus 45 b.p. The $2,000 of collateral is included in marketable securities.

               The promissory notes contain a covenant which limits the payment of dividends to shareholders. At December 31, 1997, approximately $38,901 of retained earnings were restricted under this covenant. In addition, the Company's various debt agreements contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures. As of December 31, 1997 and 1996, the Company was in compliance with all debt covenants.

               Cash payments for interest related to all debts of the Company were $2,033, $1,551, and $1,409, for the years ended December 31, 1997, 1996, and 1995, respectively.

            10.Stock Options

               At December 31, 1997, the Company had reserved no common shares for issuance to key employees under a 1983 stock option plan. Options were issued at a price not less than market value on the date of grant and became exercisable over a five-year period, after which they expired. The following is a summary of activity under the 1983 stock option plan. No additional options can be granted under the 1983 plan.

                                             1997     1996     1995

                 Options held by
                  employees
                  at December 31              -     7,500    86,206
                 Exercise price range on      -     $10.50   $ 6.45
                                                    to       to
                  options held at             -     $10.50   $13.50
                  December 31

                 Number of options
                  exercised
                  during the year          7,500    65,805   34,920

                 Price range of options    $10.50   $  6.45  $ 3.63
                   Exercised during the    to       to       to
                   year                    $10.50   $13.50   $10.16

                 Exercisable options held
                  at December 31              -     7,500    84,330

                 Exercise price range of      -     $10.50   $  6.45
                   Exercisable options              to       to
                                              -     $10.50   $13.50

               The Company also has reserved 298,863 common shares at December 31, 1997 for issuance to key employees under a 1993 Stock Option Plan. Options are granted at a price not less than market value on the date of the grant and become exercisable over a period of up to ten years, after which they expire. The following is a summary of activity under the 1993 Stock Option Plan.

                                             1997     1996    1995

                Options held by employees
                  at December 31           177,588  50,200  34,163

                Exercise price range on    $13.67   $13.67  $13.67
                  Options held at          to       to      to
                  December 31              $22.38   $22.38  $18.25

                Number of options
                  exercised
                  during the year          187      263     500

                Price range of options     $13.67   $13.67  $14.38
                  Exercised during the     to       to      to
                  year                     $17.50   $14.38  $14.38

                Exercisable options held
                  at December 31           20,513   10,687  2,463

                Exercise price range of    $13.67   $13.67  $13.67
                  Exercisable options      to       to      to
                                           $22.38   $18.25  $14.50

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

                                             1997     1996    1995

                 Options held by
                  employees
                  at December 31         371,841  371,841  371,841

                 Exercise price range on   $3.18    $3.18   $3.18
                   Options held at         to       to      to
                   December 31             $6.94    $6.94   $6.94

                 Number of options
                  exercised
                  during the year          -        -       14,407

                 Price range of options
                  exercised during the     -        -       $3.47
                  year

                 Exercisable options held
                  at December 31          368,958  360,315  351,672

                 Exercise price range of   $3.18    $3.18   $3.18
                  exercisable options      to       to      to
                                           $6.94    $6.94   $6.94

               The Company also had a 1985 Employee Stock Purchase Plan. In 1995, 14,548 shares were issued under the 1985 Plan at an average price of $13.58. No additional shares may be issued under the 1985 Plan.

               The 1985 Plan was superseded by the 1995 Employee Stock Purchase Plan, approved by the shareholders at the 1995 Annual Meeting and effective June 1, 1995. Employees may purchase common shares of the Company at 85% of market price. In 1997 and 1996, 58,720 and 41,154 shares were issued, respectively, under the 1995 Plan at an average price per share of $14.48 and $17.41, respectively. At December 31, 1997, 277,946 shares remain unissued in the 1995 Plan.

               In 1993, the Company granted a director an option to purchase 45,000 shares of common stock at an exercise price of $12.33 per share. This option vests over a five-year period.

               In 1995, the Board of Directors adopted a 1995 Director Stock Option Plan. The plan provides that each director of the Company shall automatically receive, as of the date of each Annual Meeting of Shareholders, a non-qualified option to purchase 3,000 shares of the Company's common stock. The options have a ten-year term and are exercisable one year after the grant date at an exercise price equal to the fair market value of the shares on the grant date. In 1997, options to purchase 21,000 shares at a price ranging from $15.38 to $16.81 were issued under this plan. In 1996, options to purchase 18,000 shares at a price of $19.88 were issued under this plan. In 1995, options to purchase 18,000 shares at a price of $17.13 were issued under this plan. At December 31, 1997, 18,000 options were exercisable under this plan at a price of $19.88 and 18,000 options were exercisable at a price of $17.13.

               The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock-based compensation plans as the exercise price of the stock option grants was equal to the fair market value of the shares on the grant date. Had compensation costs been determined based on the fair value of the 1997, 1996 and 1995 stock option grants consistent with the requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" (FAS
               123), there would have been less than a $0.01 per share effect on the Company's pro forma net income per share for 1997, 1996 or 1995. The fair value of options granted under the Company's stock option plans during 1997, 1996 and 1995 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used: no dividend yield, expected volatility between 22.6% and 25.0%, risk-free interest rates between 6.0% and 6.1% and expected lives of 5 years.

               The Company had 500,000 authorized and unissued shares of preferred stock at December 31, 1997 and 1996.

            11.Income Taxes

               Income tax expense consists of:
                                               Year ended December 31,

                                                1997      1996     1995
                Current:
                  Federal                     $2,741    $3,556   $3,975
                  State                          (39)      395      423
                  Foreign                        666       640      372
                Deferred:
                  Depreciation                   351       370      130
                  Valuation allowance
                    adjustment                     -         -     (197)
                  Allowance for doubtful
                    accounts, start-up,
                    warranty, inventory and
                    other accruals               100       462      310
                  Other                          108     1,018     (462)
                                              ------    ------   ------
                  Total continuing
                    operations                $3,927    $6,441   $4,954
                  Discontinued operations,
                    deferred                     617         -     (228)
                                              ------    ------   ------
                  Total provision             $4,544    $6,441   $4,679

               Cash payments for income taxes were $3,728, $5,204, and $5,079, for the years ended December 31, 1997, 1996, and 1995, respectively.

               A reconciliation of the income taxes computed at the Federal statutory rate to the Company's income tax expense is as follows:

                                               Year ended December 31,

                                                1997      1996     1995

                Taxes at Federal rate (35%)   $4,337    $6,950   $5,563
                Increase (decrease)
                  resulting from:
                Valuation allowance
                  adjustment                       -        -      (197)
                State taxes, net of Federal
                  tax benefit                    132       397      203
                Foreign Sales Corp. benefit     (546)     (361)    (190)
                Tax credits                     (249)     (197)    (271)
                Tax exempt
                  interest/dividend
                  deduction                     (123)     (128)    (200)
                Effect of foreign
                  affiliates with different
                  tax rates or net losses        167        30      245
                NOL and credit
                  carryforwards used               -         -     (274)
                Uncollectible account
                  write-off                        -      (442)      -
                Other                            209       192     (200)
                                               ------    ------  ------
                Total continuing operations   $3,927    $6,441   $4,679
                Discontinued operations          617         -        -
                                              ------    ------   ------
                Total provision               $4,544    $6,441   $4,679

            12.Deferred Tax Assets and Liabilities

               Temporary differences which give rise to deferred tax assets and liabilities are as follows as of December 31:

                                                1997      1996
                 Current assets:
                  Allowance for doubtful
                    accounts, start-up,
                    warranty, inventory and   $2,955     $3,627
                    other accruals
                  Unrealized gain on
                    marketable securities     (1,380)    (1,757)
                  Inventory costs                 81        115
                    capitalized for tax
                  Other                         (243)      (426)
                                              ------     ------
                  Total current deferred      $1,413     $1,559
                    assets

                 Noncurrent liabilities:
                  Depreciation                $3,718     $3,130
                  Other                          721        486
                                              ------     ------
                  Total non-current deferred
                    tax liabilities           $4,439     $3,616

            13. Sales and Segment Information

               All continuing operations for which geographic data is presented below are in one principal industry (design, manufacture and marketing of machines, systems, instruments and components used in the processing of fluids).

                                               1997      1996     1995

                 Sales to unaffiliated
                  customers from:

                  United States              $150,753 $141,124 $116,964
                  Foreign operations           14,152   14,822   13,819

                 Transfers from (to)
                  geographic areas:

                  United States                 7,818   7,890     7,936
                  Foreign operations           (7,818) (7,890)   (7,936)

                                             $164,905 $155,946 $130,783

                 Income from continuing
                  operations before income
                  taxes:

                  United States               $10,847  $18,225  $16,190
                  Foreign operations            1,543    1,683      643

                                              $12,390  $19,908  $16,833

                 Identifiable assets:

                  United States              $155,592 $144,609 $134,408
                  Foreign operations            8,891    7,567    8,011

                                             $164,483 $152,176 $142,419

               NOTE:  Transfers are made at market value.

               Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                           Year ended December 31,

                                         1997       1996       1995

                 Asia/Pacific          $18,643    $14,661     $10,915
                 Europe                 13,752      9,181       7,798
                 Rest of the World      13,849      9,222       9,641
                                       -------    -------     -------
                                       $46,244    $33,064     $28,354

               Total international sales for the Company were as follows:

               1997 - $60,396; 1996 - $47,886; and 1995 - $42,173.

            14.Commitments and Contingencies

               The Company leases facilities for sales, service or manufacturing purposes in Wisconsin, Massachusetts, California, Florida, Iowa, Switzerland, Hong Kong,
               Japan, Singapore, and Thailand.

               Future minimum lease payments on all operating leases of $5,291 are payable as follows: 1998 - $1,512; 1999 -
               $1,108; 2000 - $964; 2001 - $743; 2002 - $604; and
               beyond 2002 - $360. Rent expense for the three years ended December 31 was: 1997 - $1,633; 1996 - $1,100;
               and 1995 - $1,718.

               The Company is involved in certain legal actions arising in the ordinary course of business. In the opinion of management, based on the advice of legal counsel, such litigation and claims will be resolved without a material effect on the Company's financial position or results of operations.

            15.Employee Benefit Plans

               The Company has a noncontributory discretionary profit sharing plan covering certain employees meeting age and length of service requirements. The Company contributes annually to the plan an amount established at the discretion of the Board of Directors.

               Total expense recognized by the Company under these plans amounted to $1,300, $1,435, and $996 in 1997,
               1996, and 1995, respectively.

            16.Earnings Per Share

               Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). Earnings per share amounts presented for 1996 and 1995 have been restated for the adoption of SFAS No. 128. The following table reflects the calculation of basic and diluted earnings per share from continuing operations.

                                                 1997     1996    1995
                Earnings per share - basic
                Income from continuing
                operations available
                to common stockholders          $8,463  $13,467 $11,879
                Weighted average shares
                outstanding                     14,031   14,145  14,058
                Income from continuing
                operations per share
                  -  basic                       $0.60    $0.95   $0.84

                Earnings per share _ assuming
                dilution
                Income from continuing
                operations available
                to common stockholders         $8,463  $13,467  $11,879
                Weighted average shares
                outstanding                    14,031   14,145   14,058
                Dilutive impact of stock
                options outstanding               282      313      307
                Weighted average shares and
                potential dilutive shares
                outstanding                    14,313   14,458   14,365
                Income from continuing
                operations per share
                  - assuming dilution           $0.59    $0.93    $0.83

               Options to purchase 128,800 shares of common stock at a range of $17.50 to $22.38 were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common share.

            17.Subsequent Events

               On February 17, 1998, the Company completed the purchase of all of the equity interest in Micron Separations, Inc. (MSI) of Westborough, Massachusetts, for a total consideration of approximately $25,000. MSI's product will be sold through existing Osmonics distribution channels, offering a more complete line of microfilter membrane products for diagnostic, laboratory and industrial use. The revenues of MSI were less than $15,000 in each of the last three years. The acquisition will be recorded under the purchase method of accounting.

               On March 20, 1998, the Company signed a definitive agreement to purchase all of the equity interest in Membrex Corp. of Fairfield, New Jersey, subject to Membrex shareholder approval. The acquired products give the Company the most hydrophilic UF membrane in the market, which is used to separate oil from water in a variety of applications, including biotechnology, laboratory and chemical processes.

               Effective March 18, 1998, the Company expanded its financing arrangements in the form of a $30,000 revolving line of credit from a commercial bank, and $20,000 of long-term loans from an insurance company. The long-term loans include $5,000 at a fixed rate of 6.72%. The balance of the financing is at floating rates that could vary from 30 to 150 basis points over the 90-day LIBOR.