Form 10-K, Exhibit 13
period 1998-12-31
OSMONICS INC
filed 1999-03-31
CIK 75049

OSMONICS, INC.
                        CONSOLIDATED STATEMENTS OF OPERATIONS
                          (In thousands, except share data)


                                              Year ended December 31,
                                            1998      1997       1996
                                          --------  --------   --------
            Sales                         $177,819  $164,905   $155,946

            Cost of sales                  114,718    99,860     92,523

            Gross profit                    63,101    65,045     63,423

            Operating expenses:
              Selling, general and
              administrative                43,487    39,603     35,079
              Research, development and
              engineering                    9,913    10,635     10,937
              Special charges                7,988     1,448        -
                                            61,388    51,686     46,016
            Income from operations           1,713    13,359     17,407

            Other income (expense), net:
              Interest income                  668       913      1,023
              Interest expense              (4,288)   (2,226)    (1,594)
              Other                            829       344      3,072

                                            (2,791)     (969)     2,501
            Income (loss) from
            continuing operations
            before income taxes             (1,078)   12,390     19,908

            Income taxes (benefit)
            (Note 11)                          (25)    3,927      6,441

            Income (loss) from
            continuing operations           (1,053)    8,463     13,467

            Recovery on discontinued
            operations
            (less income tax of $617)          -       1,330        -

            Net income (loss)              $(1,053)  $ 9,793   $ 13,467

            Earnings (loss) per share -
            basic (Note 16)
              Income (loss) from
              continuing operations         $(0.08)    $0.60      $0.95
              Net income (loss)             $(0.08)    $0.70      $0.95

            Earnings (loss) per share -
            assuming dilution (Note 16)
              Income (loss) from
              continuing operations         $(0.08)    $0.59      $0.93
              Net income (loss)             $(0.08)    $0.68      $0.93

            The accompanying notes are an integral part of the consolidated financial statements.


                                  OSMONICS, INC.
                            CONSOLIDATED BALANCE SHEETS
                          (In thousands, except share data)


                                                         December 31,
                                                       1998        1997
                                                      -------     -------
            ASSETS
            Current assets:
             Cash and cash equivalents                $   576      $4,872
             Marketable securities (Note 3)            14,271      17,004
             Trade accounts receivable, net of
              allowance for doubtful accounts of
              $1,057 in 1998 and $888 in 1997          34,767      28,969
             Inventories (Note 4)                      28,123      35,228
             Deferred tax assets (Note 12)              6,610       1,413
             Other current assets                       5,034       1,639
               Total current assets                    89,381      89,125
             Property and equipment, at cost:
              Land and land improvements                5,606       5,535
              Buildings                                30,568      29,278
              Machinery and equipment                  69,510      62,770
                                                      105,684      97,583
              Accumulated depreciation                (48,871)    (42,550)
                                                       56,813      55,033
             Cash restricted for purchase and
              construction of equipment (Note 5)          560       1,130
             Goodwill, net of accumulated
              amortization of $2,214 in 1998 and
              $960 in 1997                             43,927      15,257
             Long-term investments                      1,016       1,016
             Other assets, net of accumulated
              amortization of intangible assets of
              $709 in 1998 and $412 in 1997             2,352       2,922
               Total assets                          $194,049    $164,483

             LIABILITIES AND SHAREHOLDERS' EQUITY
             Current liabilities:
              Accounts payable                         $ 9,156    $ 9,728
              Line of credit advances (Note 6)          26,000     14,012
              Notes payable and current portion of
              long-term debt (Note 9)                    2,177      2,162
              Accrued compensation and employee
              benefits                                   4,475      6,125
              Other accrued liabilities (Note 8)        13,597     11,825
               Total current liabilities                55,405     43,852
             Long-term debt (Note 9)                    31,665     13,792
             Deferred income taxes (Note 12)             4,806      4,439
             Other liabilities                              18         25
             Commitments and contingencies (Note 14)
             Shareholders' equity (Note 10):
              Common stock, $0.01 par value
               Authorized -- 50,000,000 shares
               Issued -- 1998:  13,991,291 and 1997:
               13,943,544 shares                           140        140
              Capital in excess of par value            20,733     20,261
             Retained earnings                          79,075     80,128
             Other comprehensive income                  2,207      1,846
              Total shareholders' equity               102,155    102,375
             Total liabilities and shareholders'
             equity                                   $194,049   $164,483

             The accompanying notes are an integral part of the consolidated financial statements.


                                   OSMONICS, INC.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (In thousands)


                                                Year ended December 31,
                                              1998       1997      1996
                                             -------    -------   -------
       Cash flows from operations:
         Net income (loss)                   $(1,053)   $ 9,793   $13,467
         Non-cash items included in net
         income:
           Depreciation and amortization       7,964      5,791     4,874
           Deferred income taxes              (2,059)     1,176     1,849
           Gain on sale of land and           (1,285)      (573)   (3,396)
             investments
           Special charges                     9,988      1,448       -
           Recovery on discontinued
             operations                          -       (1,947)      -
         Changes in assets and liabilities
         (net of business acquisitions):
           Accounts receivable                (3,774)     1,370    (4,648)
           Inventories                         7,367      1,806    (3,349)
           Other current assets               (3,052)       457       155
           Accounts payable and accrued
             liabilities                      (5,994)    (2,553)   (3,216)
           Net cash provided by operations     8,102     16,768     5,736

       Cash flows from investing
         activities:
         Business acquisitions (net of cash
         acquired)                           (39,880)   (13,992)      -
         Purchase of investments                (808)      (902)   (1,418)
         Maturities and sales of
         investments                           4,480      2,478     9,570
         Purchase of property and equipment   (7,808)    (6,609)  (15,658)
         Sales of property and equipment         110        456     2,535
         Pending acquisition costs               -       (1,200)      -
         Other                                   424       (245)     (169)
           Net cash used in investing
            activities                       (43,482)   (20,014)   (5,140)

       Cash flows from financing
         activities:
         Proceeds from notes payable and
         current debt                         32,000     16,967       882
         Reduction of long-term debt          (2,264)   (10,394)   (2,219)
         Cash restricted for purchase and
         construction of Equipment               570        830        74
         Issuance of common stock                472        934     1,324
         Purchase of common stock                -       (5,249)      -
           Net cash provided by financing
            activities                        30,778      3,088        61

         Effect of exchange rate changes on
         cash                                    306       (362)        6
       Increase (decrease) in cash and cash
         equivalents                          (4,296)      (520)      663
       Cash and cash equivalents -
         beginning of year                     4,872      5,392     4,729
       Cash and cash equivalents - end of
         year                                 $  576     $4,872   $ 5,392

       The accompanying notes are an integral part of the consolidated financial statements.


                                    OSMONICS, INC.
             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (In thousands, except share data)


                                           Capital          Accum-
                                             in             ulated
                                           Excess   Ret-     Other     Total
                                             of     ained   Compre-    Share-
                           Common Stock      Par    Earn-   hensive   holders
                          Shares    Amount  Value   ings   Income(2)   Equity
      Balance -
       January 1,
       1996              14,086,007 $141   $21,805 $58,314   $4,013   $84,273
       Comprehensive
       income
        Net income              -    -         -    13,467      -      13,467
        Other
        compre-
        hensive
        income(1)
         Trans-
          lation
          adjustment            -    -         -       -       (291)     (291)
         Marketable
          securities
          adjustment
          (3)                   -    -         -       -       (830)     (830)
       Other
       comprehensive
       income                   -    -         -       -     (1,121)   (1,121)
       Total
       comprehensive
       income                   -    -         -       -         -     12,346
       Employee
       stock
       purchase
       plans                107,232    1     1,323     -         -      1,324

      Balance -
       December 31,
       1996              14,193,239  142    23,128  71,781     2,892   97,943
       Comprehensive
       income
        Net income              -    -         -     9,793       -      9,793
        Other
        compre-
        hensive
        income(1)
        Trans-lation
        adjustment              -    -         -       -        (362)    (362)
        Marketable
        securities
        adjustment (3)          -    -         -       -        (684)    (684)
       Other
       comprehensive
       income                   -    -         -       -      (1,046)  (1,046)
       Total
       comprehensive
       income                   -    -         -       -         -      8,747
       Purchase of
       common stock       (316,100)   (3)   (3,800) (1,446)      -     (5,249)
       Employee stock
       purchase plans       66,405     1       933     -         -        934

      Balance -
       December 31,
       1997             13,943,544   140    20,261  80,128     1,846  102,375
       Comprehensive
       income (loss)
        Net loss               -     -         -    (1,053)      -     (1,053)
        Other
        compre-
        hensive
        income(1)
        Translation
        adjustment             -     -         -       -         306      306
        Marketable
        securities
        adjustment (3)         -     -         -       -          55       55
       Other
       comprehensive
       income                  -     -         -       -         361      361
       Total
       comprehensive
       income (loss)           -     -         -       -         -       (692)
       Employee stock
       purchase plans       64,819   -         664     -         -        664
       401(k) stock
       match                23,468   -         234     -         -        234
       Recovery of
       common stock        (40,540)  -        (426)    -         -       (426)

      Balance -
       December 31,
       1998            $13,991,291  $140   $20,733 $79,075    $2,207 $102,155

      (1) All items included in other comprehensive income are shown net of taxes. The tax effect for the marketable securities adjustment was $22, $(265), and $(315) for 1998, 1997 and 1996,
          respectively.

      (2) Accumulated other comprehensive income is comprised of accumulated currency translation of $(28), $(334) and $28; and marketable securities adjustment of $2,235, $2,180 and $2,864 at December 31, 1998, 1997 and 1996, respectively.

      (3) Marketable securities reclassification adjustment for gains realized in net income (net of tax) was $859, $573 and $2,766 for 1998, 1997 and 1996, respectively.


                                 FIVE-YEAR RESULTS
                     (In thousands, except per share amounts)

            INCOME DATA:  (Restated for poolings-of-interests)

                                       Year ended December 31,
                               1998     1997     1996     1995     1994
                             -------- -------- -------- -------- --------
            Sales            $177,819 $164,905 $155,946 $130,783 $112,908

            Income (loss)
            rom continuing
            operations         (1,053)   8,643   13,467   11,879   10,454

            Net income
            (loss)             (1,053)   9,793   13,467   11,879   10,454

            Earnings (loss)
             per share -
             basic (Note 16)
            Income (loss)
             from continuing
             operations        $(0.08)   $0.60    $0.95    $0.84    $0.75
            Net income
             (loss)            $(0.08)   $0.70    $0.95    $0.84    $0.75

            Earnings (loss)
             per share -
             assuming
             dilution
             (Note 16)
            Income (loss)
             from continuing
             operations        $(0.08)   $0.59    $0.93    $0.83    $0.74
            Net income
             (loss)            $(0.08)   $0.68    $0.93    $0.83    $0.74

            Average shares
            outstanding
              Basic            13,976   14,031   14,145   14,058   13,941
              Assuming
              dilution         13,976   14,313   14,458   14,365   14,206


            BALANCE SHEET DATA:  (Restated for poolings-of-interests)

            Total assets     $194,049 $164,483 $152,176 $142,419 $110,715

            Long-term debt     31,665   13,792   15,900   20,919   14,475


                              QUARTERLY FINANCIAL DATA
                      (In thousands, except per share amounts)


            Quarterly Financial Data - 1998

                                             Quarter Ended
                               March 31  June 30(b)  September 30  December 31
                               --------  ----------  ------------  -----------
            Sales               $42,150     $47,353     $44,606      $43,710

            Gross profit         16,107      15,445      16,506       15,043

            Net income (loss)     2,164      (5,283)        977        1,089

            Net income (loss)
            per share -           $0.16      $(0.38)      $0.07        $0.08
            basic (a)

            Net income (loss)
            per share -
            assuming              $0.15      $(0.38)      $0.07        $0.08
            dilution(a)


            Quarterly Financial Data - 1997

                                             Quarter Ended
                            March 31(b)     June 30  September 30  December 31
                            -----------     -------   ------------   -----------
            Sales               $42,313     $41,789     $42,420      $38,383

            Gross profit         16,349      16,858      16,954       14,884

            Net income            2,759       2,593       2,296        2,145

            Net income per
            share -               $0.19       $0.18       $0.16        $0.15
            basic (a)

            Net income per
            share - assuming      $0.19       $0.18       $0.16        $0.15
            dilution(a)

            (a) Income per share has been restated to reflect the
                adoption of the Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). See Note 16 of the consolidated financial statements.

            (b) Special charges of $9,988 ($0.54 per share after taxes assuming dilution) were recorded during the second quarter of 1998. Special charges of $1,448 ($0.07 per share after taxes) were recorded during the fourth quarter of 1997. Recovery from discontinued operations of $325 ($0.02 per share) and $1,005 ($0.07 per share)
                were recorded in first and fourth quarters of 1997, respectively.


                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (Dollars in thousands, except share data)


            1. Summary of Significant Accounting Policies

               Osmonics, Inc. is a manufacturer and marketer of high technology water purification, fluid filtration, fluid separation, and fluid transfer equipment and instruments, as well as the replaceable components used in purification, filtration, and separation equipment. These products are used by a broad range of industrial, commercial, consumer and institutional customers.

               The consolidated financial statements include the accounts of Osmonics, Inc. and its wholly and majority owned subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

               Sales are recorded when the product is shipped or the service is provided.

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

               Inventories are stated at lower of cost (first-in, first-out method) or market for all operations except for two plants which have historically valued inventory on the last-in, first-out method.

               Depreciation and amortization of property and equipment are provided on the straight-line method over estimated lives of 3 to 40 years.

               Deferred income taxes have been provided for income and expenses which are recognized in different accounting periods for financial reporting purposes than for income tax purposes.

               The Company accrues for the estimated cost of warranty obligations at the time revenue is recognized.

               The excess of cost over the fair market value of assets acquired in acquisitions is amortized over not more than 40 years, with the majority at 30 years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 on impairment of long-lived assets, the carrying values of these intangibles are reviewed quarterly for impairment using discounted cash flows when events or circumstances warrant such a review. Other intangibles are carried at cost and amortized using the straight-line method over their estimated lives of 5 to 20 years.

               In 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income; SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (Note 13); and SFAS No. 132, Pension and Other Post-Retirement Disclosures which did not have a material impact on operating results or financial position.

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


            2. Business Acquisitions

               On February 17, 1998, the Company acquired all of the equity interest of Micron Separations, Inc. (MSI) of Westborough, Massachusetts. The purchase price was approximately $25,000 which included $1,902 of in-process research and development (R&D) and $13,600 of goodwill, which is being amortized on the straight-line method over 30 years. MSI products are being sold through existing Osmonics distribution channels, complementing the Company's existing cartridge filter products and providing a broader portfolio of diagnostic and laboratory membrane products to the laboratory and analytical testing markets. Revenues of MSI were less than $15,000 in 1997 and 1996. The acquisition was recorded under the purchase method of accounting.

               The results of operations of MSI are included in the consolidated statements of operation from the date of acquisition.

               On April 29, 1998, the Company acquired all of the equity interest of Membrex Corp. ("Membrex") of Fairfield, New Jersey. The purchase price was approximately $16,000 plus assumed net liabilities of approximately $3,000.
               The price included $4,320 of in-process R&D and $15,700 of goodwill, which is being amortized on the straight-line method over 30 years. Membrex products are primarily related to membrane products and oil/water separating systems for commercial and industrial customers. Revenues of Membrex were less than $10,000 in 1997 and 1996. The acquisition was recorded under the purchase method of accounting.

               The results of operations of Membrex are included in the consolidated statements of operations from the date of acquisition.

               Pro forma 1997 combined financial results of Osmonics, Inc., MSI and Membrex would be as follows:

                 1997:                Osmonics    MSI    Membrex  Combined
                 -----                --------  -------  -------  --------
                 Sales                $164,905  $10,038   $6,333  $181,276
                 Income from
                 operations             13,359      244   (1,920)   11,683
                 Net income (loss)       9,793   (1,233)  (3,237)    5,323
                 Net income per
                   share - assuming
                   dilution              $0.68                       $0.37

               1997 financial results of MSI include $3,200 of non-recurring charges associated with the settlement of a patent infringement lawsuit.

               The pro forma combined impact on financial results for 1998 was not material.

               On February 25, 1997, the Company acquired all of the equity interest of AquaMatic, Inc. of Rockford, Illinois. The purchase price was approximately $15,000 and included $7,600 of goodwill which is being amortized on the straight-line method over 40 years. AquaMatic products are being sold through existing Osmonics distribution channels, offering a more complete line of specialty valves and controllers. Revenues of AquaMatic were less than $15,000 in 1996 and 1995. The acquisition was recorded under the purchase method of accounting.

               The results of operations of AquaMatic are included in the consolidated statements of operations from the date of acquisition.

               On July 24, 1996, Desalination Systems, Inc. (DSI) merged with the Company through an exchange of 1,312,827 shares of the Company's common stock for the Class A common stock and Class B common stock of DSI. The transaction was accounted for as a pooling-of-interests. DSI's principal business is the manufacture of membranes used for reverse osmosis, nanofiltration, ultrafiltration and microfiltration. The historical financial statements of the Company have been restated to give effect to the acquisition as though the companies had operated together from the beginning of the earliest period presented. Separate results of operations of the combined entities for the six months ended June 30, 1996 were as follows:

                                                      Six Months
                                                 Ended June 30, 1996
                                                 -------------------
                 Sales:
                   Osmonics                            $ 64,405
                   DSI                                   11,642
                   Eliminations                            (269)
                     Combined                          $ 75,778

                 Net income:
                   Osmonics                             $ 5,975
                   DSI                                      721
                     Combined                           $ 6,696

               The eliminations represent sales between the combined entities prior to the combination. The sales elimination had no significant effect on net income in the years presented.


            3. Marketable Securities

               The Company considers all of its marketable securities available-for-sale. Marketable securities at December 31, 1998 consisted of the following:


                                    Amortized  Unrealized  Unrealized  Fair
                                      Cost       Gains      (Losses)   Value
                                    ---------  ----------  ----------  -----
                U.S. government
                  securities
                  0-5 year
                  maturity           $1,640       $  36      $  (1)   $1,675

                Municipal bonds
                  0-5 year
                  maturity            3,847         222          -     4,069
                  6 year or
                  greater maturity    1,009          47          -     1,056

                Corporate debt
                  securities
                  and other
                  0-5 year
                  maturity              478           2         (3)      477

                Equity securities     3,602       3,723       (331)    6,994

                Total before-tax
                  effect            $10,576       4,030       (335)  $14,271

                Deferred tax
                  effect of
                  unrealized
                  (gains) losses                 (1,592)       132

                Net unrealized
                  gains (losses)
                  on marketable
                  securities                     $2,438      $(203)

            Marketable securities at December 31, 1997 consisted of the following:

                                    Amortized  Unrealized  Unrealized  Fair
                                      Cost       Gains      (Losses)   Value
                                    ---------  ----------  ----------  -----
                U.S. government
                  securities
                  0-5 year
                  maturity            $3,835       $ 28      $ (15)   $3,848
                  6 year or
                  greater maturity       400        -           (1)      399

                Municipal bonds
                  0-5 year
                  maturity             3,517        175          -     3,692
                  6 year or
                  greater maturity       998         91          -     1,089

                Corporate debt
                  securities
                  and other
                  0-5 year
                  maturity               707          2         (7)      702
                  6 year or
                  greater maturity       100          4          -       104

                Equity securities      3,887      3,432       (149)    7,170

                Total before-tax
                  effect             $13,444     $3,732     $ (172)  $17,004

                Deferred tax
                  effect of
                  unrealized
                  (gains) losses                 (1,447)        67

                Net unrealized
                  gains (losses)
                  on marketable
                  securities                     $2,285     $ (105)

               In 1998, proceeds from sales of available-for-sale securities were $2,253. The gains and losses on these sales were $949 and $90, respectively, determined on the specific identification method.

               Market values are based on quoted market prices.

               In 1997, proceeds from sales of available-for-sale securities were $1,678. The gains and losses on these sales were $614 and $41, respectively, determined on the specific identification method.


            4. Inventories

               Inventories consist of the following:

                                                      December 31,
                                                  1998           1997
                                                --------       --------
                Finished goods                  $  9,455       $  9,757
                Work in process                    5,156          7,544
                Raw materials                     15,479         19,832
                                                  30,090         37,133
                Adjustment to reduce
                  inventories of $10,700 and
                  $12,446 to the last-in,
                  first-out method
                  (See Note 1)                    (1,967)        (1,905)

                                                 $28,123        $35,228

            5. Restricted Cash

               Cash restricted for purchase and construction of equipment at December 31, 1998 and 1997 represents proceeds received from the issuer of Industrial
               Development Revenue Bonds (see Note 9) restricted to the purchase and construction of property and equipment used in one of the Company's operations.


            6. Line of Credit

               The Company, at December 31, 1998, had an unsecured revolving line of credit of $35,000 for working capital needs. The revolving line of credit matures on March 31, 2003 and borrowings bear a variable interest rate related to LIBOR. The terms of the credit agreement contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures. As of December 31, 1998, the Company was not in compliance with all debt covenants; however, a debt compliance waiver was obtained (Note 9). As of December 31, 1997, the Company was in compliance with all debt covenants. At December 31, 1998, the Company had borrowings outstanding under the line of $26,000, and the interest rate was 7.08%. At December 31, 1997, the Company had borrowings outstanding under the line of $14,012, and the interest rate was 6.27%.


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


            8. Other Accrued Liabilities

               Other accrued liabilities consist of the following:

                                                   December 31,
                                                 1998       1997
                                                -------    -------
                Warranty and start-up           $ 2,098    $ 1,900
                Professional fees and other
                accruals                          4,390      2,123
                Deferred acquisition-related
                payments                          2,827      3,000
                Customer deposits                 4,282      4,802

                                                $13,597    $11,825

            9. Debt

               Long-term debt is as follows:

                                                     December 31,
                                                  1998       1997
                                                 -------    -------
                Promissory notes; interest
                  payable quarterly at the
                  three-month LIBOR plus 80
                  b.p.; due through 2001.  The   $ 5,725    $ 7,150
                  interest rate on December
                  31, 1998 was 6.24%.

                Industrial development revenue
                  bonds (IDRB's), principal
                  due in varying annual
                  payments over 30 years;
                  interest payable monthly at
                  a variable rate determined       7,450      7,950
                  periodically by the bond
                  remarketing agent (5.35% at
                  December 31, 1998).

                Promissory notes; interest
                  payable quarterly at fixed       5,000         -
                  rate of 6.72%; due through
                  2008.

                Promissory notes; interest
                  payable quarterly at the
                  three-month LIBOR plus
                  75 b.p.; due through 2008.      15,000         -
                  The interest rate on
                  Decembber 31, 1998 was 6.19%.

                Mortgage notes payable to two
                  French banks; interest
                  payable monthly at PIBOR
                  plus 40 b.p.  The interest         402         502
                  rate on  December 31, 1998
                  was 3.25%.

                Other notes                          265         352

                                                  33,842      15,954

                Current portion                   (2,177)     (2,162)

                                                 $31,665     $13,792

               The IDRB debt and mortgage notes payable to French banks are collateralized by real and personal property of the Company.

               Aggregate maturities of long-term debt outstanding at December 31, 1998 are:

               1999 - $2,177; 2000 - $2,253; 2001 - $2,253; 2002 -
               $5,146; 2003 - $3,679; beyond 2003 - $18,334.

               The promissory notes contain a covenant which limits the payment of dividends to shareholders. At December 31, 1998, approximately $5,000 of retained earnings were restricted under this covenant. In addition, the Company's various debt agreements contain certain restrictions related to financial ratios, indebtedness, tangible net worth and capital expenditures.

               As a result of financial results in 1998, the Company was out of compliance with the Leverage Ratio requirement related to its revolving line of credit at various measurement dates throughout the year and the Fixed Charge Coverage ratio related to its long-term debt at December 31, 1998. The Company has received a waiver from the lenders in regard to these covenants. In addition, the Company entered into a loan amendment with the revolving line of credit lender in February 1999 which reduces the Leverage Ratio requirement. As of December 31, 1998 and 1997, the Company was in compliance with all other debt covenants.

               The Company also has an unsecured standby letter of credit of $5 million with a large financial institution. As of December 31, 1998, no amount was outstanding.

               Cash payments for interest related to all debts of the Company were $4,037, $2,033, and $1,551, for the years ended December 31, 1998, 1997, and 1996, respectively.


           10. Stock Options

               In 1998, the Board of Directors approved an amendment to the 1993 Stock Option Plan which expanded reserved common shares to 800,000 from 298,863. The expansion of this plan is intended to facilitate ownership and increase the interest of key employees in the growth and performance of the Company, thus enhancing the value of the Company for the benefit of the shareholders.
               Options are granted at a price not less than market value on the date of the grant and become exercisable over a period of up to ten years, after which they expire. The 1993 Stock Option Plan terminates on September 1, 2003.

               The Company's 1995 Director Stock Option Plan provides that each director of the Company shall automatically receive, as of the date of each Annual Meeting of Shareholders, a non-qualified option to purchase 3,000 shares of the Company's common stock. The options have a ten-year term and are exercisable one year after the grant date at an exercise price equal to the fair market value of the shares on the grant date. The 1995 Director Stock Option Plan terminates on May 17, 2005.

               Shares reserved for future issuance under all of the Company's plans totaled approximately 1.855 million at December 31, 1998.

               The Company applies Accounting Principals Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock-based compensation plans as the exercise price of the stock option grants was equal to the fair market value of the shares on the grant date. Had compensation costs been determined based on the fair value of the 1998, 1997, and 1996 stock option grants consistent with the requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), net income and earnings per share would have been reported as the following pro forma amounts:

                                       1998      1997       1996
                                     --------   ------     -------
                 Net income (loss)
                    As reported      $(1,053)   $9,793     $13,467
                    Pro forma        $(1,468)   $9,613     $13,422

                 Earnings (loss)
                 per share _
                 assuming dilution
                    As reported      $ (0.08)   $ 0.68     $  0.93
                    Pro forma        $ (0.11)   $ 0.67     $  0.93

               The fair value of the stock options used to calculate the pro forma net income and earnings per share amounts above is estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

                                       1998       1997       1996
                                      -----      -----      -----
                 Dividend yield          0%         0%         0%
                 Expected
                   volatility         42.5%      24.2%      22.5%
                 Risk-free
                   interest rate       6.0%       6.0%       6.1%
                 Expected life         5.0        5.0        5.0

               Information related to stock options at December 31 under the aforementioned stock option plans is as follows:


                                    1998            1997            1996
                                   Weighted        Weighted        Weighted
                                   Average         Average         Average
                            Shares Exercise Shares Exercise Shares Exercise
            Stock Options   (000)   Price   (000)   Price   (000)   Price
            -------------   ------ -------- ------ -------- ------ --------
            Outstanding at
             beginning of
             year             653   $  9.9     505  $  7.8     470   $  6.9
            Granted           379     11.9     154    17.2      35     19.7
            Exercised           -        -       -       -       -        -
            Forfeited          85     15.5       6    17.5       -        -
            Outstanding at
             end of year      947     10.2     653     9.9     505      7.8
            Options
             exercisable
             at year-end      486      7.4     410     6.7     329      6.0
            Weighted
             average
             fair value of
             options
             granted
             during the
             year           $5.48            $5.81           $6.59


            The following table summarizes information about stock options outstanding at December 31, 1998:

                                                               Options
                               Options Outstanding          Exercisable
                          ------------------------------  -----------------
                            Shares                         Shares
                          Outstandi  Remaining  Weighted  Exercis-  Weighted
              Range of      ng at      Con-     Average    able at  Average
              Exercise     12/31/98  tractual   Exercise  12/31/98  Exercise
               Prices       (000)      Life      Price      (000)    Price
           -------------  ---------  --------   --------  --------  --------
            2.23 -  6.72     373      3.7 yrs   $ 4.95       373     $ 4.95
            8.95 - 13.42     286      9.0 yrs    10.41        45      12.33
           13.43 - 17.90     253      8.5 yrs    16.42        50      16.68
           17.91 - 22.38      35      7.5 yrs    19.57        18      19.57


               In 1998, the Company adopted a Stock Match Plan under which the Company matches, in the form of Company common stock, certain eligible U.S. employee savings plan contributions. Employees are vested in the shares immediately. Shares issued under the Stock Match Plan approximated 23,468 shares in 1998 at a cost of approximately $234,000. At December 31, 1998, there were approximately 176,500 shares reserved for future issuance.

               The Company has an Employee Stock Purchase Plan which allows eligible employees to purchase common shares of the Company at 85% of market price. During 1998, approximately 64,819 shares were issued at prices ranging from $7.18 to $14.08 per share. During 1997, approximately 59,000 shares were issued at prices ranging from $12.40 to $17.58 per share. During 1996, approximately 41,000 shares were issued at prices ranging from $16.10 to $20.03 per share. At December 31, 1998, there were approximately 213,000 shares reserved for future issuance.

               The Company had 500,000 authorized and unissued shares of preferred stock at December 31, 1998 and 1997.


           11. Income Taxes

               Income tax expense consists of:
                                               Year ended December 31,
                                               1998      1997     1996
                                             -------   -------  -------
                Current:
                  Federal                    $   213    $2,741   $3,556
                  State                          261       (39)     395
                  Foreign                        395       666      640
                Deferred:
                  Depreciation                   298       351      370
                  Amortization of
                    intangibles               (1,387)      261       47
                  Net operating loss usage       508         -        -
                  Allowance for doubtful
                    accounts, start-up,
                    warranty, inventory and
                    other accruals              (347)      100      462
                  Other                           34      (153)     971
                  Total continuing
                    operations                $  (25)   $3,927   $6,441
                  Discontinued operations,
                    deferred                       -       617        -
                  Total provision             $  (25)   $4,544   $6,441


               Cash payments for income taxes were $3,624, $3,728, and $5,204, for the years ended December 31, 1998, 1997, and 1996, respectively.

               At the point when the Company acquired MSI on February 17, 1998, MSI had incurred $11,827 of tax losses, which had not yet been offset against previous or subsequent years' taxable income of MSI. Subsequent to the period reported herein, MSI filed a refund request that offset $8,684 of these losses against income of MSI for the years from 1988 to 1995, under the "Claim of Right" rule. $1,329 of the remaining losses were offset against MSI income in 1998. The balance of the losses, amounting to $1,814, will be offset against future years' income. These loss carryforwards expire after the year 2017.

               A reconciliation of the income taxes computed at the Federal statutory rate to the Company's income tax expense is as follows:

                                               Year ended December 31,
                                                1998      1997     1996
                                              -------    ------   ------
                Taxes at Federal rate (35%)   $ (377)    $4,337   $6,950
                Increase (decrease)
                  resulting from:
                State taxes, net of Federal
                  tax benefit                    216        132     397
                Foreign Sales Corp. benefit     (503)      (546)   (361)
                Tax credits                     (307)      (249)   (197)
                Tax-exempt
                  interest/dividend
                  deduction                     (123)      (123)   (128)
                Effect of foreign
                  affiliates with different
                  tax rates or net losses         91        167      30
                Nondeductibility of
                  intangible write-offs and
                  amortization                   851         35     (15)
                Uncollectible account
                  write-off                        -          -    (442)
                Other                            127        174     206
                Total continuing operations   $  (25)    $3,927  $6,440
                Discontinued operations            -        617       -
                Total provision               $  (25)    $4,544  $6,440


           12. Deferred Tax Assets and Liabilities

               Temporary differences which give rise to deferred tax assets and liabilities are as follows as of December 31:

                                               1998     1997
                                              ------   ------
                 Current assets:
                   Allowance for doubtful
                    accounts, start-up,
                    warranty, inventory and   $3,966   $2,955
                    other accruals
                   Unrealized gain on
                    marketable securities     (1,410)  (1,380)
                   Inventory costs               122       81
                    capitalized for tax
                   Net operating losses
                    available for carryback    4,051        -
                    or carryforward
                   Other                        (119)    (243)
                   Total current deferred
                    Assets                    $6,610   $1,413
                 Noncurrent liabilities:
                   Depreciation               $4,098   $3,718
                   Other                         708      721
                   Total non-current
                    deferred tax liabilities  $4,806   $4,439


           13. Sales and Segment Information

               The Company designs, manufactures and markets equipment, systems and components used in the processing and handling of fluids. The Company markets through five marketing units made up of related product lines.
               Certain marketing units have similar economic characteristics and have been aggregated under Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information,"(SFAS No. 131). As a result of aggregation, the Company has two reportable business segments, Consumables and Equipment.

               The Consumables segment, comprised of two marketing units, includes products such as filter cartridges, membrane elements, membrane, instruments, and laboratory products. The Equipment segment, comprised of three marketing units, includes products such as pumps, housings, valves, controls, reverse osmosis/ultrafiltration (RO/UF) machines, ozonators, stills, and water treatment systems. Each segment is currently supported by several manufacturing facilities, a similar sales force and various corporate functions. The segments do not have separate accounting, customer service, administration, or purchasing functions.

               The marketing unit structure was established to provide strategic leadership for related products. It was implemented on July 1, 1998. As a result, six months of financial results are available to report under SFAS No.
               131. Restatement of prior period results under this method of reporting has been deemed impracticable due to the anticipated costs and unavailability of such financial information.

               Sales include external sales only. Inter-segment sales primarily occur with Consumables products being included in Equipment products which could be significant. The reportable segment information for the six-month period ended December 31, 1998 is as follows:

                                       Consumables  Equipment  Consolidated
                                                                  Total
                                       -----------  ---------  ------------
               Sales                     $36,631     $51,685     $ 88,316
               Cost of sales              22,342      34,425       56,767
               Gross profit               14,289      17,260       31,549
                 Gross margin %            39.0%        33.4%        35.7%

               Selling, general &
               administrative              9,527      13,579       23,106
               Research, development
               & engineering               1,904       3,162        5,066
               Operating expenses         11,431      16,741       28,172

               Operating income          $ 2,858     $   519      $ 3,377

               Other income (expense)                              (1,234)
               Income before taxes                                  2,143
               Income taxes                                            77
               Net income                                         $ 2,066

               Currently, management does not report or analyze the balance sheet or any cash-generating measurements by such segments.

               All continuing operations for which geographic data is presented below are in one principal industry (design, manufacture and marketing of machines, systems, instruments and components used in the processing of fluids).

                                              1998      1997      1996
                                            --------  --------  --------
                 Sales to unaffiliated
                  customers from:

                   United States            $163,908  $150,753  $141,124
                   Foreign operations         13,911    14,152    14,822

                 Transfers from (to)
                  geographic areas:

                   United States               8,780     7,818     7,890
                   Foreign operations         (8,780)   (7,818)   (7,890)

                                            $177,819  $164,905  $155,946

                 Income (loss) from
                  continuing operations
                  before income taxes:

                   United States            $( 1,926)  $10,847   $18,225
                   Foreign operations            848     1,543     1,683

                                            $ (1,078)  $12,390   $19,908

                 Identifiable assets:

                   United States            $185,814  $155,592  $144,609
                   Foreign operations          8,235     8,891     7,567

                                            $194,049  $164,483  $152,176

               NOTE:  Transfers are made at fair market value.

               Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                           Year ended December 31,
                                         1998       1997        1996
                                       -------    -------     -------
                 Asia/Pacific          $15,967    $20,030     $14,661
                 Euro/Africa            17,710     14,536       9,181
                 Americas               11,227     11,678       9,222
                                       $44,904    $46,244     $33,064

               Total international sales for the Company were as follows:
               1998 - $58,815; 1997 - $60,396; and 1996 - $47,886.


           14. Commitments and Contingencies

               The Company leases facilities for sales, service or manufacturing purposes in Wisconsin, Massachusetts, California, New Jersey, Florida, Iowa, Switzerland, Germany, Hong Kong, Japan, China, Singapore, and Thailand.

               Future minimum lease payments on all operating leases of $5,195 are payable as follows: 1999 - $1,423; 2000 -
               $1,015; 2001 - $862; 2002 - $605; 2003 - $390; and
               beyond 2003 - $180. Rent expense for the three years ended December 31 was: 1998 - $1,794; 1997 - $1,633;
               and 1996 - $1,100.

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

               Total expense recognized by the Company under these plans amounted to $687, $1,300, and $1,435 in 1998, 1997, and
               1996, respectively.


            16. Earnings Per Share

               Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). The following table reflects the calculation of basic and diluted earnings per share from continuing operations.

                                                 1998     1997     1996
                                               --------  ------  -------
                Earnings (loss) per share -
                  basic
                Income (loss) from continuing
                  operations available to
                  common stockholders          $(1,053)  $8,463  $13,467
                Weighted average shares
                  outstanding                   13,976   14,031   14,145
                Income (loss) from continuing
                  operations per share - basic  $(0.08)  $ 0.60   $ 0.95
                Earnings (loss) per share -
                  assuming dilution
                Income (loss) from continuing
                  operations available to
                  common stockholders          $(1,053)  $8,463  $13,467
                Weighted average shares
                  outstanding                   13,976   14,031   14,145
                Dilutive impact of stock
                  options outstanding                -      282      313
                Weighted average shares and
                  potential dilutive shares
                  outstanding                   13,976   14,313   14,458
                Income (loss) from continuing
                  operations per
                  share - assuming dilution    $ (0.08)  $ 0.59   $ 0.93

               Options to purchase approximately 285,000 shares of common stock were outstanding during 1998, but were not included in the computation of diluted earnings per share because they would have been antidilutive.

               Additionally, options to purchase 334,000 shares of common stock at a range of $13.67 to $22.38 were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common share.


            17. Special Charges

               In 1998, the Company recorded special charges of $9,988 ($7,569 net-of-tax or $0.54 per share assuming dilution). Charges include a $6,222 charge to operating expense for in-process research and development (Note 2) related to the acquisitions of Micron Separations, Inc. ($1,902) and Membrex Corp. ($4,320) and a $2,000 charge to cost of sales for slow moving inventory. The special charges also included operating expense charges of $875 for corporate restructuring and consolidation of operations, and $891 for re-engineering costs and write-downs of assets in connection with the Company's implementation of a global information system.

               Corporate restructuring and consolidation of operations costs of $875 primarily includes work force reduction severance and facility closing/consolidation costs.
               June 30, 1998 employment of 1,559 was reduced to 1,360 at December 31, 1998. Facility-related costs relate to closing three manufacturing facilities and relocating manufacturing-related activities to other existing locations. Two additional facilities are expected to be closed in 1999. Expenditures will be funded with cash generated from operations and were $200 for work force reductions and $140 for facilities in 1998.


            18. Subsequent Event

               In February 1999, the Company entered into a Letter of Intent agreement to acquire all assets of another company. Revenues of such company were less than $15 million in 1998 and 1997. Upon finalization, the acquisition will be recorded under the purchase method of accounting.


            INDEPENDENT AUDITORS' REPORT


            Osmonics, Inc. Board of Directors and Shareholders
            Minnetonka, Minnesota

            We have audited the accompanying consolidated balance sheets of Osmonicis, Inc. and Subsidiaries (the Company) as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

            In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Osmonics, Inc. and Subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1998, in conformity with generally accepted accounting principles.

            Deloitte and Touche LLP

            Minneapolis, Minnesota
            March 3, 1999