Form 10-K, Exhibit 13
period 1998-12-31
OSMONICS INC
filed 1999-03-31
CIK 75049

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
(Dollars in thousands, except share data)


The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes included in this report.


RESULTS OF OPERATIONS:

The following table sets forth certain statements of operations data as a percentage of net sales for the periods indicated.


                            Years Ended December 31,       Increase (Decrease)
                                                            1998 vs    1997 vs
                              1998     1997     1996         1997       1996
                              ----     ----     ----         ----       ----
Net Sales                    100.0%   100.0%   100.0%         7.8%       5.7%
  Cost of goods sold          64.5     60.6     59.3         14.9        7.9
Gross profit                  35.5     39.4     40.7         (3.0)      13.0
  Selling, general and
    administrative            24.5     24.0     22.5          9.8       12.9
  Research, development and
    engineering                5.6      6.4      7.0         (7.1)      (2.8)
  Special charges              4.5      0.9       -           N/A        N/A
Operating profit               1.0      8.1     11.2        (87.2)     (23.3)
  Other income/(expense)      (1.6)    (0.6)     1.5       (188.0)    (138.7)
  Recovery from discontinued
    operations                 -        0.8      -            N/A        N/A
  Income taxes                 -        2.4      4.1       (100.6)     (39.0)
Net income (loss)             (0.6)     5.9      8.6       (110.8)     (27.3)


COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997:

Net Sales for 1998 increased $12,914 or 7.8% to $177,819 as compared to net sales of $164,905 for 1997. The 1998 sales increase was attributed to the acquisition of Micron Separations Inc. (MSI) during the first quarter of 1998 and Membrex Corp. during the second quarter of 1998. Existing business sales were essentially flat in 1998 due to slow sales of capital equipment, and of components sold to OEM customers. Overall, sales slowed to customers in Asia/Pacific, and partially in the United States market.

Gross Profit decreased $1,944 or 3.0% to $63,101 as compared to $65,045 in 1997. As a percentage of net sales, gross profit decreased to 35.5% from 39.4% in 1997. 1998 gross profit includes a $2,000 or 1.1% of net sales impact related to a second quarter special charge for slow moving inventory. The decrease in gross profit is also due to lower utilization of certain production facilities and competitive pricing pressures. In the third quarter of 1998, the Company took action to reduce its manufacturing capacity and improve its gross margins. Employment on June 30, 1998 of 1,559 was reduced to 1,360 at December 31, 1998. Three manufacturing facilities were closed by December 31, 1998 and two additional facilities are expected to be closed in 1999.

Selling, General and Administrative Expenses increased $3,884 or 9.8% to $43,487 in 1998 as compared to $39,603 in 1997. As a percentage of sales, SG&A expenses increased to 24.5% from 24.0% in 1997. The 1998 increase is attributed to costs of implementing a new enterprise resource planning (ERP) system, costs related to the 1998 restructuring, and costs added in the acquisition of two companies in the first half of 1998.

The Company's marketing priority is to get its products into distribution as soon as possible. The Company has worked to centralize its sales groups to focus responsibility for customer relationships for all products through expanded local sales offices and to provide technical sales support from the appropriate product manufacturing site. In addition, the Company has invested in a world wide web site. The Company believes that these actions have enhanced customer service and will increase market penetration in the future; however, in 1998 no significant sales benefit was achieved and marketing expenses increased.

Research, Development and Engineering Expenses decreased $722 or 6.8% to $9,913 in 1998, compared to $10,635 in 1997. As a percentage of sales, the R&D expenses decreased to 5.6% from 6.4% in 1997. The Company has worked to centralize its R&D efforts and to eliminate any duplication of activity at different locations. The Company believes the current level of funding may still be higher than required to support its product development priorities.

Special Charges of $9,988 ($7,569 net-of-tax or $0.54 per share assuming dilution) were recorded in the second quarter of 1998. Charges included a $6,222 charge to operating expense for in-process research and development related to the acquisitions of Micron Separations, Inc. ($1,902) and Membrex Corp. ($4,320) and a $2,000 charge to cost of sales for slow moving inventory. The special charges also included operating expense charges of $875 for corporate restructuring and consolidation of operations, and $891 for re-engineering costs and write-downs of assets in connection with the Company's implementation of a global information system. The special charges are summarized below:

    In-process R&D*                                  $6,222
    Corporate restructuring                             875
    SAP/Re-engineering costs                            891
    Slow moving inventory                             2,000
                                                     ------
        Gross special charges                        $9,988
        Less slow moving inventory - in COS          (2,000)
                                                     ------
        Special charge in Operating Expense          $7,988
                                                     ======

*See Note 2 - Business Acquisitions footnote for further analysis.


This compares to a special charge of $1,448 or 0.9% of sales ($0.07 per share assuming dilution) in 1997. These non-recurring charges were for the write-offs of certain impaired assets and expenses related to recent acquisitions.

Other Income/(Expense) decreased $1,822 to $(2,791) in 1998, compared to $(969) in 1997. The 1998 change is primarily the result of interest expense of $1,300 and $950 on the additional borrowing of $20,000 and $18,000 for the acquisitions of Micron Separations, Inc. during the first quarter of 1998 and Membrex Corp. during the second quarter of 1998, respectively.

Recovery on Discontinued Operations of $1,330 (net of taxes) was recorded during 1997. This gain of $0.09 per share assuming dilution resulted from the reversal of a warranty reserve for discontinued operations, which was deemed no longer necessary.

Income Taxes (Benefit) was $(25) in 1998. The benefit is less than might be anticipated due to the non-deductibility of the Micron Separations, Inc. in-process R&D that was written off in the second quarter of 1998. The 1997 effective tax rate was 31.7%.

Net Income/(Loss) decreased $10,846 to a loss of $1,053 ($0.08 loss per share assuming dilution) in 1998, compared to income of $9,793 ($0.68 per share assuming dilution) in 1997. The current year net loss is due to second quarter special charges. Without the special charges, 1998 net income would have been $6,516 ($0.46 per share assuming dilution).


COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996:

Net Sales for 1997 increased $8,959 or 5.7% to $164,905 as compared to net sales of $155,946 for 1996. The 1997 sales increase was attributed to the acquisition of AquaMatic during the first quarter of the year. Existing business sales were relatively flat in 1997 due to a decline in large equipment sales both domestically and in Asian markets.

Gross Profit increased $1,622 or 2.6% to $65,045 as compared to $63,423 in 1996. As a percentage of net sales, gross profit decreased to 39.4% from 40.7% in 1996. The reduction in gross profits for 1997 was due to a less favorable sales mix, more aggressive market pricing in certain product lines, and a lower level of plant utilization at several locations.

Selling, General and Administrative Expenses increased $4,524 or 12.9% to $39,603 in 1997, compared to $35,079 in 1996. As a percentage of sales, SG&A expenses increased to 24.0% from 22.5% in 1996. The 1997 increase is attributed to costs committed in anticipation of a higher level of sales which did not materialize, and the ongoing implementation of a new integrated information system.

The Company's marketing priority is to get its products into distribution as soon as possible. As a result of the Company's acquisitions, the Company inherited a number of separate sales forces selling individual products. In 1996, the Company reorganized and centralized its sales groups to focus responsibility for customer relationships for all products through expanded local sales offices and to provide technical sales support from the appropriate product manufacturing site. This reorganization resulted in some increased costs in 1997; however, the Company believes these changes have enhanced customer service and will increase market penetration in the future.

Research, Development and Engineering Expenses decreased $302 or 2.8% to $10,635 in 1997, from $10,937 in 1996. As a percentage of sales, R&D expenses decreased to 6.4% from 7.0% in 1996. The Company believes the current level of funding is adequate to support its product development priorities.

Special Charges of $1,448 or 0.9% of sales were recorded during the fourth quarter of 1997. These non-recurring charges of $0.07 per share after taxes assuming dilution were for the write-offs of certain impaired assets and expenses related to recent acquisitions.

Other Income/(Expense) decreased $3,470 to $(969) in 1997, compared to $2,501 in 1996. The 1997 change is primarily due to lower gains on the sale of investments than in previous years, and the increased utilization of an existing line of credit for the acquisition of AquaMatic.

Recovery on Discontinued Operations of $1,330 (net of taxes) was recorded during 1997. This gain of $0.09 per share assuming dilution resulted from the reversal of a warranty reserve for discontinued operations, which was deemed no longer necessary.

Income Taxes (Benefit) effective tax rates for the years ended December 31, 1997 and 1996 were 31.7% and 32.4%, respectively. The 1997 decrease in the effective tax rate is primarily due to an increased proportion of foreign sales and the extension of certain research-related tax credits.

Net Income (Loss) decreased $3,674 or 27.3% to $9,793 ($0.68 per share assuming dilution) for 1997, compared to $13,467 ($0.93 per share assuming dilution) for 1996. As a percentage of net sales, net income was 5.9% and 8.6% for 1997 and 1996, respectively.


LIQUIDITY AND CAPITAL RESOURCES:

At December 31, 1998, the Company had cash and marketable securities of $14,847 as compared to $21,876 at December 31, 1997. The reduction in cash and marketable securities was primarily the result of investment maturities being utilized to help fund 1998 acquisitions and other investments in capital assets.

Cash provided by operations was $8,102, $16,768, and $5,736 for the years ending December 31, 1998, 1997 and 1996, respectively. The decrease in cash provided by operating activities during 1998 was principally due to increased working capital requirements to support the manufacturing facilities acquired in 1998. The increase in cash provided by operating activities during 1997 was principally due to the improved management of the inventory and accounts receivable balances of the Company.

Capital expenditures for the years ending December 31, 1998, 1997 and 1996 were $7,808, $6,609, and $15,658, respectively. In 1998, the Company's capital expenditures were comparable to 1997 amounts and significantly lower in comparison to 1996 amounts. The 1998 and 1997 lower level of capital expenditures is the result of the Company not incurring significant facility expansion and reconfiguration costs similar to those in 1996.

In 1998, the Company negotiated an increase in its unsecured revolving line of credit to $35,000 for working capital needs and to help fund acquisitions.
The revolving line of credit is for five years with a variable interest rate, which is related to LIBOR. The revolving line of credit replaced a $22,000 line of credit. At December 31, 1998, the Company had $9,000 available under the revolving line of credit.

In 1998, the Company entered into a new $20,000 long-term, ten-year loan from an insurance company. This loan contains $15,000 with a variable interest rate related to LIBOR and $5,000 which is fixed at 6.72%. Interest is payable quarterly. The loan was obtained to finance the acquisition of Micron Separations, Inc. in 1998.

In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of CPAs issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for costs of internal-use computer software. The Company is in the process of evaluating the impact of this statement.

Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued recently. The Company anticipates no material impact on operating results or financial position.

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

The Company expects to continue to grow internally and through strategic acquisitions within the industry in which it operates. As shown in the Supplementary Data, the Company has experienced significant long-term growth in sales and financial position including the two acquisitions in the last five years accounted for as poolings.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF IN-PROCESS R&D CHARGES:

The In-Process R&D acquired with the acquisition of Micron Separations, Inc. was determined to have a fair value of $1,902 based on the "Percent Complete" method. Out of nine ongoing projects there are three major programs involving development of specialized membranes for microporous filtration, diagnostics and genetic research.

The first major project, judged to be 20% complete at acquisition, could result in a class of membranes that could replace a sole source product at approximately half the cost. If successful, this will generate 5-10% margin improvement on products assembled with this membrane. A patent has since been applied for and the savings are expected to accrue in the third quarter of 1999.

The second major project, 40% complete at acquisition, has also resulted in a patent application. This development allows the tailoring of membrane to provide unique surface characteristics for biotech, diagnostic and filtration applications. A patent disclosure has also been filed on results of a companion project, which successfully allows the treatment of certain membranes to ensure their utility in applications that require membrane wettability.

The third major project, 50% complete at acquisition, resulted in a competitive membrane useful in genetic research and protein analysis. It was commercialized in late 1998.

The other six projects are expected to result in new or improved products and an improved production process that will reduce product costs.

No material changes from historical pricing, margin and expense levels are anticipated. A risk-adjusted discount rate of 18% was applied to the projected cash flows to determine the fair value of the In-Process R&D. Less than $1 million of funding is projected to complete these projects, including capital expenditures.

The fair value of the In-Process R&D acquired with Membrex was valued at $4,320 by the "Percent Complete" method. Two products contributed to the total value: (1) WasteWizard fluid separation units valued at $3,220, and (2) Mini WasteWizard units valued at $1,100.

The WasteWizard unit is an ultrafiltration system used for recycling of various aqueous-based fluids including hard surface cleaners and metal cutting fluids. The new product could provide significant process cost savings by minimizing chemical usage and wastewater generation. The Mini WasteWizard unit is a smaller version of the WasteWizard unit with a process capacity of less than 50 gallons per day. Both products are protected by five U.S. patents with two U.S. patents pending.

At the time of the acquisition, the WasteWizard unit and Mini WasteWizard unit were 85% and 50% complete, respectively. The WasteWizard unit is scheduled to be completed and introduced in the second quarter of 1999. The Mini WasteWizard unit is scheduled for field trials through the fourth quarter of 1999 and market introduction in the first quarter of 2000. Less than $1 million of funding is projected to complete these projects, including capital expenditures for molds and other tooling.

No material changes from historical pricing, margin and expense levels are anticipated. A risk-adjusted discount rate of 20% was applied to the projected cash flows to determine the fair value of the In-Process R&D.


REVIEW OF INDUSTRY SEGMENTS:

As discussed in Note 13 to the consolidated financial statements, the Company established a five-unit marketing structure on July 1, 1998. These marketing units are made up of related product lines. In accordance with Statement of Financial Standards (SFAS No. 131), these five marketing units have been aggregated into two reportable business segments - "Consumables" and "Equipment." Comparable information is not available for the two reportable business segments for prior periods.

                            Consumables       Equipment      Consolidated Total
                            -----------       ---------      ------------------
Sales                         $36,631          $51,685             $88,316
Cost of sales                  22,342           34,425              56,767
                               ------           ------              ------
Gross profit                   14,289           17,260              31,549
  Gross margin %                 39.0%            33.4%               35.7%
Operating expenses             11,431           16,741              28,172
                               ------           ------              ------
Operating income              $ 2,858          $   519             $ 3,377

Sales by United States operations to unaffiliated customers in foreign geographic areas are as follows:

                                         Year ended December 31,
                                     1998         1997         1996
                                     ----         ----         ----
Asia/Pacific                      $15,967      $20,030      $14,661
Euro/Africa                        17,710       14,536        9,181
Americas                           11,227       11,678        9,222
                                  -------      -------      -------
                                  $44,904      $46,244      $33,064

Total international sales for the Company were as follows:
1998 - $58,815; 1997 - $60,396; and 1996 - $47,886.

Due to lower plant utilization, pricing pressures and slow sales in Asia/Pacific, the gross margin and operating income for Equipment was less than Consumables. The standard equipment marketing unit is the only marketing unit which incurred an operating loss for the six-month period ended December 31, 1998. This loss of $(1.4) million was principally due to lower utilization of certain production facilities and costs incurred related to the products acquired in the Membrex acquisition.

The products acquired in the MSI acquisition are included in the "Consumables" segment and were additive to earnings in 1998. The products acquired in the Membrex acquisition are included in the "Equipment" segment and were dilutive to earnings in 1998. The net impact of these acquisitions on 1998 results was approximately a $(0.03) per share loss. Both acquisitions are expected to be additive to earnings in 1999.


YEAR 2000 READINESS DISCLOSURE:

STATE OF READINESS

The Company is currently working to fully determine and resolve the potential impact of the Year 2000 on the processing of date-sensitive information by its computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000, which could result in miscalculations or system failures.

The Company's Year 2000 Project (the Project) began in 1994 with reviews of the Company's business information systems. The objective was to improve access to business information through an integrated, company-wide system which is also Year 2000 compliant.

The Company is using a multi-step approach in conducting the Project. These steps include: needs analysis, resource requirements, remediation, testing, and implementation. The Project plan identified the major issues and alignment of priorities, resources, and contingency plans. The remediation and testing phases will continue through third quarter of 1999.

The Project scope includes all computing systems hardware, software, information technology (IT) infrastructure (such as networks and telecommunications), and all third-party suppliers and vendors. The Company has completed the needs analysis phase of the Project. The Company has not yet completed, corrected and/or tested for all possible Year 2000 compliance issues. The Company is utilizing the services of consulting firms to assist in dealing with Year 2000 issues.

An integral part of the Project is the implementation of SAP, a company-wide integrated business information and accounting system. The Company began
implementing SAP as its primary information system in 1996.   SAP is being
implemented in a two-phase approach. Phase I, the conversion of the previous primary computing system at the Company's headquarters and primary manufacturing facility in Minnetonka, MN was completed in 1997. Phase II is the business process re-engineering within SAP, and the rollout to other plants. The existing software at three other plants has also been upgraded with Year 2000 compliant versions on an interim basis. As of December 31, 1998, the Company is approximately 75% complete on converting or upgrading its systems to be Year 2000 compliant. The remaining three plants are scheduled to be completed by September 30, 1999.

Very few of the Company's products contain software or embedded microprocessors. The Company has reviewed all of these products and identified only a few that will be impacted by the year 2000. In all cases, the effect will be in the retrieval and display of logged data and not in the correct operation of the product. A solution for each of the products identified has either been made available, or will be made available to our customers prior to the year 2000.

Customers and vendors could be disrupted with their own Year 2000 issues, which could affect their ability to buy products or supply the Company with raw materials. However, the Company believes this is unlikely, since no single customer or vendor represents more than 5 percent of the Company's present business. Alternative sources of supply are also currently available and the Company believes will be available if needed. The Company is in the process of seeking assurances from its material suppliers that their ability to sell to the Company will not be materially impacted by any Year 2000 issue. The Company does not at this time see the need to develop additional contingency plans to deal with this aspect of the Year 2000 problem.


COST

As of December 31, 1998, the Company has invested over $5,000 during the years 1995-1998 to upgrade its information systems. The remaining cost associated with required modifications to become Year 2000 compliant is not expected to be material to the Company's financial position. The estimated total external cost to accelerate the replacement of certain hardware, software, and infrastructure is not expected to exceed $500. The remaining SAP implementation costs and the related business process improvements, which would be incurred in any case, are excluded from the figure above.


RISKS

Although the Company believes that it will be able to correct all material Year 2000 problems prior to January 1, 2000, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such interruptions or failures could materially and adversely affect the Company's results of operations and financial condition. For example, the failure to update its business information system could result in delayed performance on contracts, loss of contracts, or lawsuits for failure to perform.

The Project is expected to significantly reduce the Company's level of uncertainty regarding the Year 2000 problem. The Company believes that, with the implementation of new business systems and completion of the Project as scheduled, the possibility of significant interruptions of normal operations should be minimized.

The failure of the Company's customers to be Year 2000 compliant could materially reduce or delay the Company's sale of water systems because of budget constraints and the diversion of customer resources to fixing the customers' Year 2000 problems. At this time, the Company does not believe that its customers' Year 2000 problems will materially impact the Company's business.

Readers are cautioned that forward-looking statements contained in this Year 2000 readiness disclosure should be read in conjunction with the Company's disclosures under the heading - "Private Securities Litigation Reform Act" - that follows.


CONTINGENCY PLANS

The Company has developed and put in place contingency plans to address internal and external issues specific to the Year 2000 problem, to the extent practicable. The Company believes that due to the widespread nature of potential Year 2000 issues, the contingency planning process may require further modifications as the Company obtains additional information regarding:
(1) the Company's internal systems and equipment during the remediation and testing phases of its Year 2000 program; and (2) the status of third party Year 2000 readiness.


PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed with the Securities and Exchange Commission (as well as information included in statements made or to be made by the Company) contains statements that are forward-looking. Such statements may relate to plans for future expansion, business development activities, capital spending, financing, or the effects of regulation, competition and Year 2000 compliance. Such information involves important risks and uncertainties that could significantly affect results in the future. Such results may differ from those expressed in any forward-looking statements made by the Company. These risks and uncertainties include, but are not limited to, those relating to product development, computer systems development, dependence on existing management, global economic and market conditions, and changes in federal or state laws.